Exhibit 99.1

Intercorp Financial Services Inc.

Second Quarter 2024 Earnings

Lima, Peru, August 14, 2024. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the second quarter 2024. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Improving banking and insurance results drive earnings recovery

▪
2Q24 earnings of S/ 286 million earnings (2x vs 1Q24) and ROE of 11.2%
▪
Customer base growth continues across businesses
▪
Positive developments in digital and ESG indicators
▪
Continuous tight management of costs

Banking: Improvement of CoR translates into better results for IBK

▪
Double digit growth in lower-risk products and segments
▪
Significant growth in commercial banking, gaining 80bps of market share
▪
S/ 220.6 million earnings and ROE of 11.1%
▪
CoR at 4.0% but recovering 70pbs from previous quarter
▪
Better cost of funds amid lower market rates

Insurance: Double digit growth in insurance premiums

▪
25% growth in insurance premiums
▪
2Q24 profit of S/ 78.5 million and ROE of 58.5%
▪
Market leader in annuities with 29.0% share in 2Q24
▪
ROIP of 6.4% in 2Q24 compared to 5.0% in 1Q24 and 6.0% in 2Q23

Wealth Management: growth in AuM and fees continues to improve

▪
Continued growth in AUM: 5.5% QoQ and 15.0% YoY
▪
Sequential recovery of fee income continues
▪
Losses in other income, due to negative mark-to-market valuation

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ net profit was S/ 286.2 million in 2Q24, an increase of S/ 145.1 million QoQ, and a reduction of S/ 44.8 million YoY, or 13.5%. IFS’s annualized ROE was 11.2% in 2Q24, higher than the 5.6% reported in 1Q24 and lower than the 14.3% registered in 2Q23.

Intercorp Financial Services’ P&L statement)

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Interest and similar income	1,808.3	1,800.2	1,737.1	-3.5%	-3.9%
Interest and similar expenses	(645.1)	(667.0)	(623.3)	-6.6%	-3.4%
Net interest and similar income	1,163.3	1,133.2	1,113.8	-1.7%	-4.3%
Impairment loss on loans, net of recoveries	(416.8)	(548.9)	(474.3)	-13.6%	13.8%
Recovery (loss) due to impairment of financial investments	1.1	(38.7)	4.8	n.m.	n.m.
Net interest and similar income after impairment loss	747.6	545.5	644.3	18.1%	-13.8%
Fee income from financial services, net	298.9	268.3	279.7	4.3%	-6.4%
Other income	85.0	147.7	176.2	19.3%	n.m.
Insurance results	(34.2)	(83.3)	(18.2)	-78.2%	-47.0%
Other expenses	(690.3)	(690.3)	(719.0)	4.1%	4.2%
Income before translation result and income tax	406.9	187.8	363.1	93.4%	-10.8%
Translation result	27.1	(4.9)	(25.7)	n.m.	n.m.
Income tax	(103.0)	(41.7)	(51.3)	22.9%	-50.3%
Profit for the period	331.0	141.1	286.2	n.m.	-13.5%
Attributable to IFS' shareholders	329.0	140.2	284.5	n.m.	-13.5%
EPS	2.85	2.49	2.48
ROE	14.3%	5.6%	11.2%
ROA	1.5%	0.6%	1.2%
Efficiency ratio	37.2%	37.3%	38.6%

Quarter-on-quarter performance

Profits increased S/ 145.1 million QoQ, mainly due to decreases of S/ 74.6 million in loan loss provisions and an increase of S/ 65.2 million in insurance results, a recovery in the impairment on financial investments of S/ 43.6 million, mainly explained by the one-off event that occurred in the first quarter in the insurance income, and increases of S/ 28.5 million in other income and of S/ 11.4 million in fee income. These effects were partially offset by a decrease of S/ 19.3 million in net interest and similar income, an increase of S/ 28.6 million in other expenses and of S/ 9.5 million in income tax.

Cost of risk decreased 70 basis points from 4.7% to 4.0%. Loan loss provision decreased S/74.5 million QoQ, mainly explained by lower provision requirements in both commercial and retail portfolios of our banking business, related to a different loan portfolio composition, in which, commercial loans are 47% and the retail portfolio is 53%, and better payment behavior.

Insurance results showed an increase from S/ -83.3 million in 1Q24 to S/ -18.2 million in 2Q24, as a result of higher insurance expenses in the 1Q24 related to annuities, in turn related to an adjustment of S/ -22.6 millions in accounting assumptions. As a result, insurance expenses decreased S/ 63.7 million QoQ, and insurance income remain stable.

The increase of S/ 28.5 million QoQ in other income was mainly explained by an increase of S/ 38.1 million in the insurance business, due to a gain in valuation of properties, and an increase of S/ 10 million in the Banking business; both effects offset by a reduction of S/ 8.7 million in our Wealth Management business.

Fee income from financial services increased S/ 11.4 million QoQ, mainly due to increases of S/ 19.3 million in our Banking business, mostly related to more transactionability and credit cards, and an increase of S/ 4.1 million in our Wealth Management business, in line with an increase of 8.7% in AuMs.

Net interest and similar income showed a reduction of S/ 19.3 million, mostly explained by a reduction of S/. 27.0 million in our insurance business, in which the interest income showed a reduction due to lower inflation rates and interest expenses showed an increase of S/ 5.7 million due to an increase in adjustments of Private Annuities technical reserves. On the other hand, in our Banking business, net interest and similar income showed an increase of S/ 10.7 million.

Finally, other expenses showed an increase of S/ 31.8 million, mainly due to higher salaries and employee benefits and administrative expenses among all our businesses.

Year-on-year performance

Profits decreased S/ 44.9 million YoY, mainly due to an increase of S/ 57.5 million in provision on loans and decreases of S/ 49.5 million in net interest and similar income, of S/ 19.2 million in fee income from financial services, an increase of S/ 28.7 million in other expenses, as well as a reverse in translation result, from S/ 27.1 million to a negative S/ -25.7 million. These effects were partially offset by an increase of S/ 91.2 million in other income and of S/ 16.1 million in insurance results.

The increase of S/ 57.5 million in provision on loans was mainly due to higher provision requirements in both commercial and retail portfolios of our banking business.

The decrease of S/ 49.5 million in net interest and similar income was mostly related to a reduction of S/ 27.6 million in our banking business, which was in turn related to a change in the loan portfolio composition. Retail loans decreased from 56% to 53% while commercial loans increased from 44% to 47%. The insurance business also showed a reduction of S/ 14.2 million in net interest and similar income mainly due to a reduction in interest income due to lower inflation rates and higher expenses due to an increase in financial obligations. Finally, our wealth management business also showed a reduction of S/ 8.7 million, mostly due to lower interest income from investments and a higher interest expense, in turn related to higher rates from deposits.

The reduction of S/ 19.2 million in fee income was mostly explained by a reduction of S/ 13.0 million in our banking segment, mostly due to lower commissions from credit card services, partially offset by an increase of S/ 7.8 million in our Wealth Management business, in turn related to higher levels of AuMs.

Other expenses showed an increase of S/ 31.8 million, mainly due to higher salaries and employee benefits and administrative, as well as depreciation and amortization charges. And the effect reversion in translation result, from S/ 27.1 million to S/ -25.7 occurred mainly in pour insurance business.

The increase in other income was explained by increases of S/ 38.3 million in our insurance business, mostly related to higher valuation in properties, partially offset by a decrease of S/ 8.7 million in our wealth management business, due to lower mark-to-market valuations.

Finally, the increase in insurance results was mostly explained by higher insurance income, mostly related to retail insurance, but also individual life and annuities. On the other hand, the reduction in expenses was mostly in the retail segment.

CONTRIBUTION BY SEGMENTS

Izipay was fully acquired by IFS in April 2022 with the aim to offer a comprehensive value proposition to the customer. This company has high potential for value creation at the IFS level, mainly due to synergies we found with the banking segment. So far, we have seen the value through higher float to interbank accounts, which has increased around 30% year over year, and through data insight generation. Likewise, we are currently exploring synergies with the insurance segment.

In that sense and given that the financial results of Izipay are not material at IFS level, we have decided to consolidate at the platform level. We believe that the benefit of having the company within IFS is mainly reflected in the results of IFS consolidated, as well as in the other segments.

The following table shows the contribution of Banking, Insurance and Wealth Management businesses to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by business

3

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Banking	274.4	140.5	220.6	57.0%	-19.6%
Insurance	87.9	(19.8)	78.5	n.m.	-10.6%
Wealth Management	21.5	26.0	6.3	-75.7%	-70.7%
Corporate and eliminations	(52.7)	(5.5)	(19.2)	n.m.	-63.5%
IFS profit for the period	331.0	141.1	286.2	n.m.	-13.5%

4

Interbank

SUMMARY

Interbank’s profits were S/ 220.6 million in 2Q24, an increase of S/ 80.1 million, or 57.0% QoQ, and a reduction of S/ 53.8 million YoY, or 19.6%.

The quarterly performance was mainly attributed to lower impairment loss on loans, net of recoveries, of S/ 74.8 million, followed by increases of S/ 19.3 million in fee income, of S/ 10.8 million in net interest and similar income and of S/ 9.9 million in other income. These factors were partially offset by an increase of S/ 27.1 million in other expenses and of S/ 12.3 million in income tax.

The annual performance in net profit was explained by S/ 57.1 million higher impairment loss on loans, net of recoveries, as well as a decreases of S/ 27.5 million in net interest and similar income and of S/ 13.0 million in net fee income from financial services, and a S/ 17.2 million increase in other expenses. These effects were partially compensated by a decrease of S/ 46.0 million in income tax and an increase of S/ 2.5 million in other income.

Consequently, Interbank’s ROE was 11.1% in 1Q24, higher than the 7.1% registered in 1Q23 and below the 14.8% reported in 1Q23.

Banking Segment’s P&L Statement

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Interest and similar income	1,544.5	1,510.4	1,484.4	-1.7%	-3.9%
Interest and similar expense	(592.0)	(596.2)	(559.4)	-6.2%	-5.5%
Net interest and similar income	952.5	914.2	925.0	1.2%	-2.9%
Impairment loss on loans, net of recoveries	(416.9)	(548.8)	(474.0)	-13.6%	13.7%
Recovery (loss) due to impairment of financial investments	0.1	(0.0)	(1.0)	n.m.	n.m.
Net interest and similar income after impairment loss	535.8	365.4	449.9	23.1%	-16.0%
Fee income from financial services, net	208.1	175.8	195.1	10.9%	-6.2%
Other income	126.0	118.6	128.5	8.4%	2.0%
Other expenses	(497.5)	(487.6)	(514.7)	5.6%	3.5%
Income before translation result and income tax	372.4	172.2	258.8	50.3%	-30.5%
Translation result	(10.4)	(2.4)	3.3	n.m.	n.m.
Income tax	(87.6)	(29.3)	(41.6)	42.0%	-52.6%
Profit for the period	274.4	140.5	220.6	57.0%	-19.6%
ROE	14.8%	7.1%	11.1%
Efficiency ratio	37.3%	38.7%	39.7%
NIM	5.6%	5.3%	5.2%
NIM on loans	8.6%	8.0%	7.9%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 68,270.4 million as of June 30, 2024, representing slight decrease of -0.4% QoQ and an increase of 3.6% YoY.

The quarterly decrease in interest-earning assets was explained by a reductio of 23.2% in cash and due from banks and inter-bank funds, partially offset by increases of 4.6% in loans and of 4.1% in financial investments.

The YoY growth in interest-earning assets was attributed to increases of 8.5% in financial investments and 4.2% in loans, partially offset by a 4.7% decrease in cash and due from banks and inter-bank funds.

5

Interest-earning assets

S/ million	06.30.23	03.31.24	06.30.24	%chg 06.30.24/ 03.31.24	%chg 06.30.24/ 06.30.23
Cash and due from banks and inter-bank funds	9,837.3	12,200.0	9,374.2	-23.2%	-4.7%
Financial investments	11,409.5	11,892.0	12,379.1	4.1%	8.5%
Loans	44,648.2	44,480.4	46,517.1	4.6%	4.2%
Total interest-earning assets	65,894.9	68,572.5	68,270.4	-0.4%	3.6%

Loan portfolio

S/ million	06.30.23	03.31.24	06.30.24	%chg 06.30.24/ 03.31.24	%chg 06.30.24/ 06.30.23
Performing loans
Retail	25,057.7	24,509.5	24,437.4	-0.3%	-2.5%
Commercial	19,538.2	19,416.4	21,447.2	10.5%	9.8%
Total performing loans	44,595.9	43,925.9	45,884.6	4.5%	2.9%
Restructured and refinanced loans	345.3	471.5	468.9	-0.6%	35.8%
Past due loans	1,363.7	1,696.1	1,611.5	-5.0%	18.2%
Total gross loans	46,304.9	46,093.5	47,965.0	4.1%	3.6%
Add (less)
Accrued and deferred interest	516.9	609.4	555.1	-8.9%	7.4%
Impairment allowance for loans	(2,173.6)	(2,222.4)	(2,003.0)	-9.9%	-7.9%
Total direct loans, net	44,648.2	44,480.4	46,517.1	4.6%	4.2%

The evolution of performing loans in a year over year basis continues to be affected by loans under the Reactiva Peru Program. As of June 30, 2024, these performing loans amounted S/ 352.1 million, compared to balances of S/ 487.7 million as of March 31, 2024 and S/ 1,031.2 million as of June 30, 2023.

Additionally, the evolution of commercial loans continued to be benefited by the Impulso MyPeru program focused on disbursing loans to SMEs and mid-sized segments. As of June 30, 2024, Interbank has disbursed more than S/ 1,400 million. It is important to mention that these loans are guaranteed by the government with coverage levels between 50% to 98%.

Performing loans increased 4.5% QoQ, as commercial loans increased 10.5% and retail loans decrease 0.3%. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans and commercial loans would have increased 4.8% and 11.4% QoQ, respectively.

Retail loans decreased 0.3% due to a reduction in cash loans and credit cards, partially compensated by 1.5% increase in mortgages and by 4.8% growth in payroll deduction loans.

The 10.5% increase in commercial loans was due to increases of 17.1% in working capital loans, 11.8% in trade finance loans, and 4.3% in leasing operations, all in the corporate segment. These effects were partially offset by decreases in leasing operations and trade finance loans in mid-sized and SMEs segment.

Performing loans increased 2.9% YoY explained by a 9.8% increase in commercial loans, partially offset by a 2.5% decrease in retail loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 4.5% and 14.0% YoY, respectively.

The annual increase in commercial loans was mainly explained by higher balances of working capital loans in the corporate and mid-sized companies, as well as higher balances of leasing operations in the corporate segment. These effects were partially offset by decreases in leasing operations in the mid-sized companies and working capital loans in SMEs.

The 2.5% decrease YoY growth in retail loans was due to a decrease of 7.4% in consumer loans, partially offset by an increase of 5.9% in mortgages. The decrease in consumer loans resulted from lower balances in personal loans and credit cards, partially offset by an increase of 14.9% in payroll deduction loans.

6

As of 2Q23, 4Q23 and 2Q24, Interbank’s rescheduled portfolio of Reactiva Peru loans amounted to S/ 1,012.2 million, S/ 587.0 million and S/ 424.2 million, respectively, representing 87.3% of total balances of Reactiva Peru loans in 2Q23, 94.0% in 1Q24 and 93.3% in 2Q23.

It is worth mentioning that these loans are guaranteed in large part by the Peruvian government. As of June 30, 2024, Interbank activated the guaranteed coverage for an amount of S/ 833.8 million. In the case of Impulso Myperu programme loans, they also count with guarantees from the government.

Breakdown of retail loans

S/ million	06.30.23	03.31.24	06.30.24	%chg 06.30.24/ 03.31.24	%chg 06.30.24/ 06.30.23
Consumer loans:
Credit cards & other loans	10,778.9	9,340.1	8,864.1	-5.1%	-17.8%
Payroll deduction loans(1)	5,011.3	5,496.7	5,759.3	4.8%	14.9%
Total consumer loans	15,790.3	14,836.8	14,623.4	-1.4%	-7.4%
Mortgages	9,267.4	9,672.7	9,814.0	1.5%	5.9%
Total retail loans	25,057.7	24,509.5	24,437.4	-0.3%	-2.5%

(1)
Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	06.30.23	03.31.24	06.30.24	%chg 06.30.24/ 03.31.24	%chg 06.30.24/ 06.30.23
Deposits and obligations	45,623.2	48,090.4	48,472.9	0.8%	6.2%
Due to banks and correspondents and inter-bank funds	9,100.5	9,120.8	8,645.9	-5.2%	-5.0%
Bonds, notes and other obligations	4,351.0	4,249.1	4,392.7	3.4%	1.0%
Total	59,074.7	61,460.3	61,511.4	0.1%	4.1%
% of funding
Deposits and obligations	77.2%	78.2%	78.8%
Due to banks and correspondents and inter-bank funds	15.4%	14.8%	14.1%
Bonds, notes and other obligations	7.4%	7.0%	7.1%

Interbank's funding base was still influenced by the funds provided by the Central Bank, associated with the bank’s involvement in the Reactiva Peru Program. As of June 30, 2024, the balance of such special funding was S/ 294.0 million, compared to S/ 413.8 million as of March 31, 2024, and S/ 928.9 million as of June 30, 2023.

The bank’s total funding base remained stable in the QoQ analysis, in line with the slight reduction of interest-earnings assets. This was explained by increases of 0.8% in deposits and obligations and 3.4% in bonds, partially offset by a 5.2% decrease in due to banks and correspondents and inter-bank funds.

The quarterly reduction in due to banks and correspondents and inter-bank funds was mainly the result of higher funding provided by COFIDE and the Central Bank, as well as a reduction in inter-bank funds. These effects were partially compensated by higher funding provided by correspondent banks.

The quarterly growth in deposits and obligations was mainly due to an increase of 3.4% in retail deposits, partially offset by a 4.8% reduction in institutional deposits. Also, current and saving accounts showed an increase of 4.4% and 5.2% respectively, partially offset by a reduction of 2.9% in time deposits.

The bank’s total funding base grew 4.1% YoY, in line with the 3.5% increase of interest-earning assets. This is explained by increases of 6.2% in deposits and obligations and 1.0% in bonds, partially offset by a 5.0% decrease in due to banks and correspondents and inter-bank funds. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base and due to banks and correspondents and inter-bank funds would have increased 5.3% and 2.2% YoY, respectively.

7

The annual increase in deposits was mainly attributed to increases of 8.1% in retail deposits, 3.4% in commercial deposits, and 7.3% in institutional deposits.

The YoY reduction in due to banks and correspondents and inter-bank funds was mainly the result of lower funding provided by the Central Bank. These factors were partially compensated by higher funding provided by correspondent banks abroad.

As of June 30, 2024, the proportion of deposits and obligations to total funding was 78.8%, higher than the 78.2% reported as of March 31, 2024, and the 77.2% reported as of June 30, 2023.

Breakdown of deposits

S/ million	06.30.23	03.31.24	06.30.24	%chg 06.30.24/ 03.31.24	%chg 06.30.24/ 06.30.23
By customer service:
Retail	23,406.1	24,474.8	25,304.0	3.4%	8.1%
Commercial	14,635.9	15,115.9	15,117.5	0.0%	3.3%
Institutional	7,065.2	7,961.4	7,580.6	-4.8%	7.3%
Other	515.9	538.2	266.8	-50.4%	-48.3%
Total	45,623.2	48,090.4	48,268.9	0.4%	5.8%
By type:
Demand	11,664.5	12,424.2	12,257.2	-1.3%	5.1%
Savings	18,201.1	17,883.5	18,796.0	5.1%	3.3%
Time	15,751.5	17,767.0	17,414.1	-2.0%	10.6%
Other	6.2	15.6	5.6	-64.0%	-8.9%
Total	45,623.2	48,090.4	48,472.9	0.8%	6.2%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	2Q23	1Q24	2Q24	%chg QoQ		%chg YoY
Interest and similar income	1,544.5	1,510.4	1,484.4	(1.7)%		(3.9)%
Interest and similar expense	(592.0)	(596.2)	(559.4)	(6.2)%		(5.5)%
Net interest and similar income	952.5	914.2	925.0	1.2%		(2.9)%
NIM	5.6%	5.3%	5.2%	-10	bps	-40	bps

Interest and similar income

S/ million	2Q23	1Q24	2Q24	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	82.4	88.1	80.3	(8.9)%		(2.6)%
Financial investments	124.0	147.3	142.9	(3.0)%		15.2%
Loans	1,338.1	1,275.0	1,261.2	(1.1)%		(5.7)%
Total Interest and similar income	1,544.5	1,510.4	1,484.4	(1.7)%		(3.9)%
Average interest-earning assets	67,860.5	69,618.3	70,534.1	1.3%		3.9%
Average yield on assets (annualized)	9.1%	8.7%	8.4%	-30	bps	-70	bps

8

Interest and similar expense

S/ million	2Q23	1Q24	2Q24	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(412.7)	(402.9)	(381.6)	(5.3)%		(7.5)%
Due to banks and correspondents and inter-bank funds	(117.2)	(124.8)	(114.4)	(8.4)%		(2.4)%
Bonds, notes and other obligations	(62.1)	(68.4)	(63.4)	(7.3)%		2.1%
Total Interest and similar expense	(592.0)	(596.2)	(559.4)	(6.2)%		(5.5)%
Average interest-bearing liabilities	58,823.3	60,278.0	61,485.8	2.0%		4.5%
Average cost of funding (annualized)	4.0%	4.0%	3.6%	-40	bps	-40	bps

QoQ Performance

Net interest and similar income increased 1.2% QoQ due to a 1.7% reduction in interest and similar income, partially compensated by a 6.2% decrease in interest and similar expense.

The lower interest and similar income were attributed to decreases of 8.9% in interest on due from banks and inter-bank funds, 3.0% in interest on financial investments and 1.1% in interest on loans.

Interest on due from banks and inter-bank funds decreased S/ 7.8 million QoQ, or 8.9% explained by a 30 basis point decrease in the average yield, partially offset by 1.2% increase in the average volume.

Interest on financial investments lowered S/ 4.4 million QoQ, or 3.0% explained by a 20 basis point reduction in the average yield, partially compensated by a 1.7% increase in the average volume.

Interest on loans declined S/ 13.8 million QoQ, or 1.1% explained by a 20 basis point decrease in the average yield, partially offset by a 1.2% increase in the average loan portfolio. The lower average rate on loans, from 10.8% in 1Q24 to 10.6% in 2Q24, was the result of a loan mix shifts towards low-risk products.

The higher average volume of loans was attributed to a 3.7% in commercial loans, compensated by a slight reduction in retail loans. In the commercial portfolio, average loans increased 5.9% in working capital, as well as 0.8% in leasing operations. In the retail portfolio, average volumes decreased 2.1% in consumer loans, but increased 1.6% in mortgages.

The nominal average yield on interest-earning assets decreased 30 basis points QoQ, from 8.7%% in 1Q24 to 8.4% in 2Q24, in line with lower yield on loans.

The lower interest and similar expense were due to decreases of 8.4% in interest on due to banks and correspondents and 5.3% in interest on deposits and obligations.

Interest on due to banks and correspondents decreased S/ 10.4 million, or 8.4% QoQ, explained by a 40 basis point decrease in the average cost, as well as a slight decrease in the average volume. By currency, average balances of soles-denominated deposits increased 2.4%.

Interest on deposits and obligations decreased S/ 21.3 million, or 5.3% QoQ explained by a 20 basis point decrease in the average cost, from 3.4% in 1Q24 to 3.2% in 2Q24, partially offset by a 2.6% increase in the average volume. By currency, average balances of soles-denominated deposits grew 2.5% while average dollar-denominated deposits grew 2.8%.

The average cost of funding decreased 40 basis points, from 4.0% in 1Q24 to 3.6% in 2Q24, as a consequence of a lower cost of deposits and obligations, partially offset by a higher cost of banks and correspondents.

As a result of the above, net interest margin was 5.2% in 2Q24, 10 basis points lower than the 5.3% reported in 1Q24.

YoY Performance

Net interest and similar income decreased 2.9% YoY due to a 3.9% reduction in interest and similar income, partially offset by 5.5% lower interest and similar expense.

9

The reduction in interest and similar income was due to decreases of 5.7% in interest on loans and 2.6% in interest on due from banks and inter-bank funds, partially offset by a 15.2% increase in interest on financial investments.

Interest on loans decreased S/ 76.9 million YoY, or 5.7%, explained by a 90 basis point reduction in the average yield, as well as a 2.5% increase in the average volume.

The reduction in the average rate on loans, from 11.5% in 2Q23 to 10.6% in 2Q24, was mainly due to lower yields on consumer and commercial loans, associated with higher volumes from Impulso MyPeru.

The higher average volume of loans was attributed to growths of 8.2% in commercial loans as well as retail loans. In the commercial portfolio, average volumes grew due increases of 22.1% in leasing operations. In the retail portfolio, average volumes grew due to an increase of 6.3% in mortgages, partially offset by a 2.2% decrease in consumer loans (mainly explained by a 16.1% decrease in credit cards, compensated by a 13.9% increase in payroll deductible loans).

Interest on due from banks and inter-bank funds decrease S/ 2.1 million YoY, or 2.6%, explained by a 20 basis point reduction in the average yield, despite a 4.5% increase in the average volume.

Interest on financial investments increased S/ 18.9 million YoY, or 15.2% explained by a 9.6% growth in the average volume, as well as a 20 basis point increase in the average yield.

The nominal average yield on interest-earning assets decreased 70 basis points, from 9.1% in 2Q23 to 8.4% in 2Q24, in line with the lower yield on loans and due from banks.

The lower interest and similar expense were due to decreases of 7.5% in interest on deposits and obligations, 2.4% in interest on due to banks and correspondents and inter-bank funds, partially offset by a 2.1% increase in interest on bonds, notes and other obligations.

Interest on deposits and obligations decreased S/ 31.1 million YoY, or 7.5% explained by a 40 basis point reduction in the average cost, from 3.6% in 2Q23 to 3.2% in 2Q24. In addition, average volume increased 5.1%. By currency, average balances of soles-denominated deposits grew 6.9% while average dollar-denominated deposits grew 1.9%.

Interest on due to banks and correspondents decreased S/ 2.8 million YoY, or 2.4% as a result of a 30 basis point reduction in the average cost, from 5.5% in 2Q23 to 5.2% in 2Q24. This was partially offset by a 4.8% increase in the average volume.

Interest on bonds, notes and other obligations increased S/ 1.3 million YoY, or 2.1% mainly explained by a 30 basis point increase in the average cost. Impact was associated to the issuance of US$ 300 million subordinated bond in January 2024, that substituted the subordinated bond BINTPE29.

The average cost of funding decreased 40 basis points, from 4.0% in 2Q23 to 3.6% in 2Q24.

As a result of the above, net interest margin was 5.2% in 2Q24, 40 basis points lower than the 5.6% reported in 2Q23.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries, decreased 13.6% QoQ, while it grew by 13.7% YoY.

The quarterly performance was explained by lower provision requirements in the retail and commercial loan book. In the retail portfolio, the decrease in provisions was primarily driven by improved payment behavior, which resulted in lower requirements for consumer loans and credit cards. In the commercial portfolio, the decrease in provisions was driven by lower requirements across all segments, especially in the SME segment, due to the impact of Impulso MyPeru.

The annual increase in provisions was explained by higher requirements in the retail loan book, partially offset by lower requirements in the commercial loan book. Higher requirements in the retail loan book were mostly related to credit cards and consumer loans. The decrease in commercial loan provisions was due to lower requirements in the corporate segment.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 4.0% in 2Q24, lower than the 4.7% reported in the 1Q24, but higher than the 3.6% reported in the 2Q23.

10

Impairment loss on loans, net of recoveries

S/ million	2Q23	1Q24	2Q24	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(416.9)	(548.8)	(474.0)	(13.6)%		13.7%
Impairment loss on loans/average gross loans	3.6%	4.7%	4.0%	-70	bps	40	bps
S3 NPL ratio (at end of period)	2.7%	3.4%	3.2%	-20	bps	50	bps
S3 NPL coverage ratio (at end of period)	173.0%	141.0%	132.6%	-840	bps	-4040	bps
Impairment allowance for loans	2,173.6	2,222.4	2,003.0	(9.9)%		(7.9)%

The Stage 3 NPL ratio decreased 20 basis points QoQ, but increased 50 basis points YoY, to 3.2% in 2Q24. The quarterly decrease was due to a 10 basis point reduction in the retail loans’ NPL and of 30 basis points in commercial loans. Furthermore, the S3 NPL coverage ratio was 132.6% as of June 30, 2024, lower than the 141.0% reported as of March 31, 2024, and the 173.0% registered as of June 30, 2023.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services increased S/ 19.3 million QoQ, or 11.0%, mainly explained by higher commissions from banking services as well as higher maintenance and mailing of accounts, transfer fees and commissions on debit card services. Other factors that contributed to the result were more transactionality and a reduction in total expenses.

Net fee income from financial services decreased S/ 13.0 million YoY, or 6.2%, mainly due to lower commissions from credit card services, fees from collection services and higher expenses. These effects were partially compensated by higher fees from maintenance and mailing of accounts.

Fee income from financial services, net

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Income
Commissions from credit card services	112.3	102.5	105.3	2.7%	-6.3%
Commissions from banking services	83.5	75.5	84.4	11.8%	1.1%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	73.8	75.2	80.7	7.4%	9.3%
Fees from indirect loans	15.9	17.4	16.3	-6.4%	2.6%
Collection services	15.9	13.4	13.9	3.6%	-12.4%
Other	11.5	10.0	7.3	-27.0%	-37.0%
Total income	312.9	294.0	307.9	4.7%	-1.6%
Expenses
Insurance	(21.3)	(18.7)	(17.4)	-6.8%	-18.3%
Fees paid to foreign banks	(6.5)	(5.7)	(6.7)	19.1%	4.4%
Other	(77.1)	(93.8)	(88.6)	-5.5%	15.0%
Total expenses	(104.8)	(118.1)	(112.8)	-4.5%	7.6%
Fee income from financial services, net	208.1	175.8	195.1	11.0%	-6.2%

OTHER INCOME

Other income increased S/ 9.9 million QoQ, mainly explained by higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss, partially compensated by lower net gain on sale of financial investments.

Other income increased S/ 2.5 million YoY mainly explained by a higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss and a higher net gain on sale of financial investments, partially offset by lower contribution of extraordinary concepts.

11

Other income

S/ million	2Q23	1Q24	2Q24		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	99.4	97.6	111.0	(1)	13.7%	11.6%
Net gain on sale of financial investments	(0.0)	5.8	2.4		-58.0%	n.m.
Other	26.6	15.2	15.1		-0.5%	-43.2%
Total other income	126.0	118.6	128.5		8.4%	2.0%

(1)
Includes S/ 109.6 million of net gain on foreign exchange transactions and S/ -12.0 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses increased S/ 27.1 million QoQ, or 5.6%, and S/ 17.2 million YoY, or 3.5%.

The quarterly increase in other expenses was mainly explained by higher salaries and employee benefits and administrative expenses.

The annual increase was the result of higher administrative expenses, partially offset by a decrease in salaries and employee benefits.

The efficiency ratio was 39.7% in 2Q24, higher compared to the 38.7% reported in 1Q24, but lower than the 37.3% registered in 2Q23.

Other expenses

S/ million	2Q23	1Q24	2Q24	%chg QoQ		%chg YoY
Salaries and employee benefits	(163.5)	(146.7)	(155.8)	6.2%		-4.7%
Administrative expenses	(250.1)	(245.2)	(264.3)	7.8%		5.7%
Depreciation and amortization	(66.8)	(75.4)	(75.2)	-0.3%		12.6%
Other	(17.1)	(20.3)	(19.4)	-4.3%		13.8%
Total other expenses	(497.5)	(487.6)	(514.7)	5.6%		3.5%
Efficiency ratio	37.3%	38.7%	39.7%	100	bps	240	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk weighted assets (RWA) was 15.0% as of June 30, 2024, below the 15.1% reported as of March 31, 2023 and the 15.2% registered as of June 30, 2023.

In 1Q24, risk-weighted assets (APR) increased 4.1% QoQ, due to higher capital requirements for credit risk, market risk, and operational risk. Higher RWA for credit risk were attributed to higher RWA for loans, as well as higher RWA for financial investments.

The annual decrease in the total capital ratio was explained by an increase of 3.8% in RWA, which was mitigated by a 2.2% increase in the regulatory capital. The growth in RWA was due to higher capital requirements for credit risk, operational risk and market risk. The increase in RWA for credit risk was due to higher RWA for loans, partially compensated by lower RWA for financial investments.

The YoY performance in regulatory capital was mainly a result of the incorporation of the capitalization of 2023 results, as well as for the unrealized loss (UL) in the investment portfolio available for sale. These effects were partially compensated by higher adjustments in investments on subsidiaries that are part of the financial consolidated group to which Interbank belongs, as a consequence of regulatory changes published at the end of March 2024.

Also, it is worth mentioning that in December 2022, the SBS issued the Official Document No. 03952-2022, by which it established that, from March 1, 2023, the minimum regulatory capital ratio requirement would remain at 8.5% and would follow an adequation schedule until March 2024, date in which the minimum regulatory capital ratio requirement will reach 10.0%. This date was modified with later resolutions, being the Resolution N° 274-2024, published in January 2024, the last current update, which establishes the new date for the implementation of the global limit in March 2025.

As of June 30, 2024, Interbank’s total capital ratio of 15.0% was significantly higher than the global requirements plus buffers and capital assigned to cover additional risks, by disposition of the SBS. The minimum regulatory requirement was 9.0% as of December 31, 2023. Additionally, Core Equity Tier 1 (CET1) was 11.2% under the new methodology required by the SBS, compared to the 11.3%

12

registered as of March 31, 2023, and 11.4% reported as of June 30, 2023. It is important to mention that under the new SBS regulation CET1 is the main component of the Tier I capital ratio.

Regulatory capital

S/ million	06.30.23	03.31.24	06.30.24	%chg 06.30.24/ 03.31.24		%chg 06.30.24/ 06.30.23
Tier I capital	7,112.5	7,050.3	7,282.9	3.3%		2.4%
Tier II capital	2,375.2	2,346.0	2,412.3	2.8%		1.6%
Total regulatory capital	9,487.6	9,396.3	9,695.2	3.2%		2.2%
Risk-weighted assets (RWA)	62,359.8	62,168.4	64,741.7	4.1%		3.8%
Total capital ratio	15.2%	15.1%	15.0%	-10	bps	-20	bps
Tier I capital / RWA	11.4%	11.3%	11.2%	-10	bps	-20	bps
CET1	11.4%	11.3%	11.2%	-10	bps	-20	bps

(1)
Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

13

Interseguro

SUMMARY

Interseguro’s profits reached S/ 78.5 million in 2Q24, a positive performance compared to 1Q24.

The quarterly expansion was mainly explained by increases of S/ 65.2 million in insurance results, S/ 45.0 million recovery in impairment of financial investments due to a rating downgrade of a fixed income investment in 1Q24 and S/ 38.1 million in other income. These effects were partially offset by a S/ 27.0 million decrease in net interest and similar income and S/ 20.0 million in translation results.

The annual performance in net profit was mainly explained by a S/ 48.6 million decrease in translation results, S/ 14.3 in net interest and similar income, and an increase of S/ 5.7 million in other expenses. However, these factors were partially offset by a S/ 38.3 million increase in other income and an increase of S/ 16.1 in insurance results.

As a result, Interseguro’s ROE registered 58.5% for 2Q24 when compared to the 130.5% registered in 2Q23.

Insurance Segment’s P&L Statement

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Interest and similar income	214.1	238.8	205.9	-13.8%	-3.8%
Interest and similar expenses	(30.3)	(42.3)	(36.4)	-13.9%	20.1%
Net interest and similar income	183.7	196.4	169.5	-13.7%	-7.8%
Recovery (loss) due to impairment of financial investments	1.0	(38.9)	6.1	n.m.	n.m.
Net interest and similar income after impairment loss	184.8	157.5	175.6	11.5%	-5.0%
Fee income from financial services, net	(2.3)	(2.5)	(2.5)	0.3%	10.8%
Insurance results	6.7	7.0	48.2	n.m.	n.m.
Other income	(34.2)	(83.3)	(18.1)	-78.2%	-47.0%
Other expenses	(94.5)	(97.2)	(103.4)	6.3%	9.4%
Income before translation result and income tax	60.5	(18.6)	99.7	n.m.	64.9%
Translation result	27.4	(1.2)	(21.2)	n.m.	n.m.
Profit for the period	87.9	(19.8)	78.5	n.m.	-10.6%
ROE	130.5%	(15.4)%	58.5%
Efficiency ratio	12.5%	14.4%	15.3%

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Interest and similar income	214.2	239.1	205.9	n.m.	-10.6%
Interest and similar expenses	(17.0)	(28.6)	(22.9)	-20.1%	34.8%
Net interest and similar income	197.2	210.5	183.0	-13.1%	-7.2%
Recovery (loss) due to impairment of financial investments	1.0	(38.9)	6.1	n.m.	n.m.
Net Interest and similar income after impairment loss	198.2	171.6	189.1	10.2%	-4.6%
Net gain (loss) on sale of financial investments	2.6	(12.4)	5.9	n.m.	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	15.1	(18.8)	(12.2)	-35.0%	n.m.
Rental income	17.1	17.1	17.7	3.4%	3.4%
Gain on sale of investment property	0.0	0.0	(3.2)	n.m.	n.m.
Valuation gain (loss) from investment property	(30.5)	18.3	33.9	85.4%	n.m.
Other(1)	(4.2)	(2.8)	(4.9)	77.7%	17.8%
Other income	0.1	1.4	37.2	n.m.	n.m.
Results from investments	198.3	173.1	226.3	30.8%	14.1%

(1)
Only includes transactions related to investments.

14

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 183.0 million in 2Q24, a decrease of S/ 27.5 million QoQ, or 13.1%, and a decrease of S/ 14.2 million YoY, or 7.2%.

The quarterly performance was mainly explained by a decrease of S/ 33.2 million in interest and similar income due to lower inflation rates, and a decrease of S/ 5.7 million in interest and similar expenses due to a reduction in adjustments of private annuities technical reserves.

The decrease in the yearly performance was due to an increase in interest and similar expenses of S/ 5.9 million explained by an increase in financial obligations, and a reduction of S/ 8.3 million in interest and similar income, resulting from lower inflation rates.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Recovery due to impairment of financial investments was S/ 6.1 million in 2Q24 due to a recovery of a fixed income investment compared to a loss of S/ 38.9 million in 1Q24 and a recovery of S/ 1.0 million in 2Q23.

OTHER INCOME

Other income related to investment was S/ 37.2 million in 2Q24, an increase of S/ 35.8 million QoQ and S/ 37.1 million YoY.

The quarterly increase was explained by a net profit on sale of financial investments of S/ 18.3 million, a valuation gains from investment property of S/ 15.6 million and a net profit of financial assets at fair value of S/ 6.6 million.

The annual performance in other income was mainly due to increases in valuation gain from investment property of S/ 64.4 million due to exchange rate fluctuations, in rental income of S/ 0.6 million, and a net profit on sale of financial investments of S/ 3.3 million. These factors were partially offset by a net loss on financial assets at a fair value of S/ 27.3 million.

INSURANCE RESULTS

Insurance Results

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Insurance Income	174.1	183.4	184.8	0.8%	6.2%
Insurance Expenses	(208.3)	(266.7)	(203.0)	-23.9%	-2.6%
Insurance Results	(34.2)	(83.3)	(18.1)	n.m.	-47.0%

INSURANCE INCOME

Insurance Income

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Annuities	68.4	70.8	70.7	(0.2)%	3.3%
Individual Life	22.2	24.5	25.0	1.9%	12.4%
Retail Insurance	83.5	88.1	89.2	1.3%	6.8%
Total Insurance Income	174.1	183.4	184.8	0.8%	6.2%

Insurance income was S/ 184.8 million in 2Q24, an increase of S/ 1.4 million QoQ, or 0.8%, and a growth of S/ 10.7 million YoY, or 6.2%.

The quarterly performance was mainly explained by increases of S/ 1.1 million in retail insurance, due to higher PAA products premiums, and S/ 0.5 million in individual life explained by higher CSM release due to the growth of the life insurance portfolio, partially offset by a decrease of S/ 0.1 million in annuities.

The yearly increase was mainly explained by a growth in retail insurance of S/ 5.7 million, of S/ 2.8 million in individual life and of S/ 2.3 million in annuities. These increases were mainly explained by the higher BEL release, resulting from the growth of the business.

15

INSURANCE EXPENSES

Insurance Expenses

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Annuities	(184.1)	(245.6)	(194.1)	-21.0%	5.4%
Individual Life	3.4	9.4	11.6	23.3%	n.m.
Retail Insurance	(27.5)	(30.5)	(20.5)	-32.6%	-25.4%
Total Insurance Expenses	(208.3)	(266.7)	(203.0)	-23.9%	-2.6%

Insurance expenses were S/ 203.0 million in 2Q24, a decrease of S/ 63.7 million QoQ, or -23.9%, and S/ 5.3 million YoY, or -2.6%.

The quarterly performance was mainly explained by lower expenses of S/ 51.5 million in annuities explained by a decrease in loss component due to lower inflation rates, a S/ 10.0 million decrease in retail insurance mainly explained by lower net claims and benefits and a reduction of S/ 2.2 million in individual life.

The yearly decrease was mainly explained by reductions of S/ 8.2 million in individual life due to lower net claims and benefits and S/ 7.0 million in retail insurance due to lower adjustment in technical reserves for incurred claims; partially offset by an increase of S/ 10 million in annuities explained by a loss component reversion in 2Q23 due to changes in future cash flow estimates.

OTHER EXPENSES

Other Expenses

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Salaries and employee benefits	(23.5)	(29.9)	(37.9)	26.4%	61.0%
Administrative expenses	(16.3)	(20.0)	(17.5)	-12.5%	6.9%
Depreciation and amortization	(5.3)	(5.5)	(5.4)	-1.2%	1.9%
Expenses related to rental income	(1.8)	(1.6)	(3.6)	n.m.	n.m.
Other	(47.5)	(40.3)	(35.9)	-10.9%	-24.5%
Other expenses	(94.5)	(97.2)	(100.2)	3.1%	6.1%

Other expenses increased by S/ 3.0 million QoQ, or 3.1%, and by S/ 5.7 million YoY, or 6.1%.

16

Inteligo

SUMMARY

Inteligo’s net profit was S/ 6.3 million in 2Q24, a S/ 19.7 million or 75.7% decrease QoQ and a S/ 15.2 million decrease YoY.

The quarterly performance was mainly attributable to mark-to-market losses on proprietary portfolio investments. Other effects that explained the QoQ results were a decrease of 16.6% in net interest and similar income and an increase of 1.5% in other expenses. This was partially offset by an increase of 10.5% in net fee income from financial services.

The annual performance was also mainly attributable to mark-to-market losses on proprietary portfolio investments. Other effects that explained the YoY results were a decrease of 33.4% in net interest and similar income and an increase of 11.1% in other expenses. This was partially offset by an increase of 22.4% in net fee income from financial services.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management and mutual funds. Consequently, Inteligo’s AUM increased 8.7% QoQ and 21.4% YoY as of June 30, 2024.

Inteligo’s ROE was 2.7% in 2Q24, lower than the 11.2% reported in 1Q24.

Wealth Management Segment’s P&L Statement

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Interest and similar income	47.6	48.0	44.3	-7.8%	-6.9%
Interest and similar expenses	(21.9)	(27.6)	(27.2)	-1.2%	24.1%
Net interest and similar income	25.6	20.5	17.1	-16.6%	-33.4%
Impairment loss of loans, net of recoveries	0.1	(0.2)	(0.3)	94.7%	n.m.
Recovery (loss) due to impairment of financial investments	(0.0)	0.2	(0.3)	n.m.	n.m.
Net interest and similar income after impairment loss	25.6	20.6	16.5	-19.6%	-35.6%
Fee income from financial services, net	34.6	38.3	42.4	10.5%	22.4%
Other income	31.2	46.5	30.3	-34.9%	-3.0%
Other expenses	(34.6)	(37.8)	(38.4)	1.5%	11.1%
Income before translation result and income tax	22.2	29.2	8.4	-71.3%	-62.3%
Translation result	(0.3)	(0.8)	0.8	n.m.	n.m.
Income tax	(0.4)	(2.4)	(2.9)	20.4%	n.m.
Profit for the period	21.5	26.0	6.3	-75.7%	-70.7%
ROE	9.7%	11.2%	2.7%
Efficiency ratio	60.5%	55.5%	80.2%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 26,115.3 million in 2Q24, a S/ 2,090.5 million or 8.7% increase QoQ and a S/ 4,600.3 million or 21.4% increase YoY, mostly explained by inflows in mutual funds and Private Wealth Management.

Client deposits were S/ 3,321.5 million in 2Q24, a S/ 132.4 million or 4.2% increase QoQ and a S/ 37.9 million or 1.1% increase YoY, mostly affected by a higher exchange rate.

17

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	9.0	8.3	7.3	-12.1%	-19.1%
Financial Investments	15.4	16.5	13.5	-18.1%	-11.9%
Loans	23.2	23.2	23.4	1.1%	1.2%
Total interest and similar income	47.6	48.0	44.3	-7.8%	-6.9%
Interest and similar expenses
Deposits and obligations	(22.2)	(25.9)	(25.5)	-1.3%	15.0%
Due to banks and correspondents	0.3	(1.7)	(1.7)	0.7%	n.m.
Total interest and similar expenses	(21.9)	(27.6)	(27.2)	-1.2%	24.1%
Net interest and similar income	25.6	20.5	17.1	-16.6%	-33.4%

Inteligo’s net interest and similar income was S/ 17.1 million in 2Q24, a S/ 3.4 million, or 16.6% decrease when compared with 4Q23, mainly explained by lower dividends received from proprietary portfolio investments and lower levels of excess liquidity during the quarter.

Net interest and similar income decreased S/ 8.5 million YoY, or 33.4%, as a result of a higher interest expense on deposits, which was attributed to the increases in the reference interest rate of the US Federal Reserve.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Income
Brokerage and custody services	2.2	2.8	3.7	31.1%	65.5%
Funds management	32.8	35.9	39.0	8.7%	18.9%
Total income	35.1	38.7	42.7	10.4%	21.8%
Expenses
Brokerage and custody services	(0.2)	(0.2)	(0.2)	9.8%	16.5%
Others	(0.3)	(0.2)	(0.2)	-16.0%	-40.5%
Total expenses	(0.5)	(0.4)	(0.4)	-4.5%	-20.5%
Fee income from financial services, net	34.6	38.3	42.4	10.5%	22.4%

Net fee income from financial services was S/ 42.4 million in 2Q24, an increase of S/ 4.0 million or 10.5% when compared to the previous quarter, mainly explained by higher fees from the wealth management segment.

On a YoY basis, net fee income from financial services increased S/ 7.8 million, or 22.4%, mainly due to higher fees from funds management. This was explained by assets under management growth in private wealth management and mutual funds.

OTHER INCOME

Other income

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Net gain on sale of financial investments	0.2	(0.5)	(2.1)	n.m.	n.m.
Net trading gain (loss)	(2.8)	7.3	(9.0)	n.m.	n.m.
Other	(0.9)	1.4	(1.1)	n.m.	19.7%
Total other income	(3.4)	8.1	(12.1)	n.m.	n.m.

Inteligo’s other income (loss) reached S/ -12.1 million in 2Q24, compared to losses of S/ -3.4 million in 2Q23, in both cases attributable to negative mark-to-market valuations on proprietary portfolio investments.

18

OTHER EXPENSES

Other expenses

S/ million	2Q23	1Q24	2Q24	%chg QoQ	%chg YoY
Salaries and employee benefits	(20.8)	(23.8)	(23.8)	0.0%	14.6%
Administrative expenses	(9.9)	(11.2)	(11.9)	6.4%	20.6%
Depreciation and amortization	(3.7)	(2.2)	(2.2)	2.1%	-39.5%
Other	(0.2)	(0.6)	(0.4)	-30.8%	89.6%
Total other expenses	(34.6)	(37.8)	(38.4)	1.5%	11.1%
Efficiency ratio	60.5%	55.5%	80.2%

Other expenses reached S/ 38.4 million in 2Q24, an increase of S/ 0.6 million or 1.5% QoQ and of S/ 3.8 million or 11.1% YoY, mainly explained by higher salaries and employee benefits and administrative expenses.

19

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of June 30, 2024, December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

Interim consolidated financial statements as of June 30, 2024, December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of June 30, 2024 and December 31, 2023

	Note	30.06.2024	31.12.2023
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,537,305	3,059,226
Interest bearing		6,311,525	6,038,794
Restricted funds		464,518	720,691
		10,313,348	9,818,711
Inter-bank funds	4(e)	100,047	524,915
Financial investments	5	27,760,597	26,721,991
Loans, net:	6
Loans, net of unearned interest		50,069,253	48,869,807
Impairment allowance for loans		(2,003,574)	(2,349,425)
		48,065,679	46,520,382
Investment property	7	1,351,183	1,298,892
Property, furniture and equipment, net		843,491	804,832
Due from customers on acceptances		4,608	40,565
Intangibles and goodwill, net		1,651,021	1,687,120
Other accounts receivable and other assets, net	8	3,854,609	2,125,148
Reinsurance contract assets	12	24,775	26,287
Deferred Income Tax asset, net		17,033	55,936
Total assets		93,986,391	89,624,779
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		6,923,244	7,960,318
Interest bearing		44,603,145	41,227,916
		51,526,389	49,188,234
Inter-bank funds	4(e)	566,281	119,712
Due to banks and correspondents	10	8,545,515	9,025,930
Bonds, notes and other obligations	11	5,789,658	5,551,629
Due from customers on acceptances		4,608	40,565
Insurance and reinsurance contract liabilities	12	12,080,906	12,207,536
Other accounts payable, provisions and other liabilities	8	5,151,200	3,407,360
Deferred Income Tax liability, net		116,356	75,712
Total liabilities		83,780,913	79,616,678
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(84,478)	(84,309)
Capital surplus		532,771	532,771
Reserves		6,000,000	6,000,000
Unrealized results, net		(275,386)	(457,793)
Retained earnings		2,936,650	2,921,531
		10,147,574	9,950,217
Non-controlling interest		57,904	57,884
Total equity, net		10,205,478	10,008,101
Total liabilities and equity, net		93,986,391	89,624,779

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of income

For the six-month periods ended June 30, 2024 and 2023

	Note	30.06.2024	30.06.2023
		S/(000)	S/(000)
Interest and similar income	15	3,537,309	3,466,378
Interest and similar expenses	15	(1,290,322)	(1,229,604)
Net interest and similar income		2,246,987	2,236,774
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(1,023,253)	(784,437)
Loss due to impairment of financial investments	5(c) and 5(d)	(33,937)	(12,063)
Net interest and similar income after impairment loss		1,189,797	1,440,274
Fee income from financial services, net	16	547,964	600,241
Net gain on foreign exchange transactions		194,313	135,452
Net (loss) gain on sale of financial investments		(829)	3,018
Net (loss) gain on financial assets at fair value through profit or loss	5(e) and 10(b)	(3,104)	14,002
Net gain (loss) on investment property	7(b)	84,081	(8,991)
Other income	17	49,513	84,642
		871,938	828,364
Gross result of insurance activities	18	(101,491)	(125,508)
		(101,491)	(125,508)
Other expenses
Salaries and employee benefits		(452,086)	(461,772)
Administrative expenses		(663,091)	(622,898)
Depreciation and amortization		(208,205)	(183,640)
Other expenses	17	(85,949)	(102,129)
		(1,409,331)	(1,370,439)
Income before translation result and Income Tax		550,913	772,691
Exchange difference		(30,617)	32,729
Income Tax	14(e)	(92,971)	(207,460)
Net profit for the period		427,325	597,960
Attributable to:
IFS’s shareholders		424,667	594,058
Non-controlling interest		2,658	3,902
		427,325	597,960
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	3.710	5.148
Weighted average number of outstanding shares (in thousands)	19	114,480	115,406

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the six-month periods ended June 30, 2024 and 2023

	30.06.2024	30.06.2023
	S/(000)	S/(000)
Net profit for the period	427,325	597,960
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
(Loss) gain on valuation of equity instruments at fair value through other comprehensive income	(2,885)	33,242
Income Tax	(1,601)	(162)
Total unrealized (loss) gain that will not be reclassified to the consolidated statement of income in subsequent periods	(4,486)	33,080
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	(181,776)	805,476
Income Tax	(1,529)	(1,971)
	(183,305)	803,505
Insurance reserves at fair value	393,280	(830,881)
Net movement of cash flow hedges	(35,401)	(13,194)
Income Tax	5,528	2,979
	(29,873)	(10,215)
Translation of foreign operations	25,858	(39,453)
Total gain (loss) unrealized to be reclassified to the consolidated statement of income in subsequent periods	205,960	(77,044)
Other comprehensive income for the period	201,474	(43,964)
Total comprehensive income for the period, net of Income Tax	628,799	553,996
Attributable to:
IFS’s shareholders	625,509	548,996
Non-controlling interest	3,290	5,000
	628,799	553,996

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of changes in equity

For the six-month periods ended June 30, 2024 and 2023

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2023	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	2,359,464	9,372,468	53,759	9,426,227
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	594,058	594,058	3,902	597,960
Other comprehensive income	—	—	—	—	—	—	33,018	801,055	(829,517)	(10,165)	(39,453)	—	(45,062)	1,098	(43,964)
Total comprehensive income	—	—	—	—	—	—	33,018	801,055	(829,517)	(10,165)	(39,453)	594,058	548,996	5,000	553,996
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(511,788)	(511,788)	—	(511,788)
Purchase of treasury stock, Note 13(b)	—	(325)	—	(28,012)	—	—	—	—	—	—	—	—	(28,012)	—	(28,012)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,242)	(4,242)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(5,685)	—	—	—	—	5,685	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(20,968)	(20,968)	(90)	(21,058)
Balance as of June 30, 2023	115,447	(354)	1,038,017	(31,375)	532,771	6,000,000	(19,430)	(1,619,754)	881,976	(19,427)	171,467	2,426,451	9,360,696	54,427	9,415,123

Balance as of January 1, 2024	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	424,667	424,667	2,658	427,325
Other comprehensive income	—	—	—	—	—	—	(4,509)	(183,360)	392,634	(29,781)	25,858	—	200,842	632	201,474
Total comprehensive income	—	—	—	—	—	—	(4,509)	(183,360)	392,634	(29,781)	25,858	424,667	625,509	3,290	628,799
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(427,369)	(427,369)	—	(427,369)
Purchase of treasury stock, Note 13(b)	—	(2)	—	(169)	—	—	—	—	—	—	—	—	(169)	—	(169)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,067)	(3,067)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(18,435)	—	—	—	—	18,435	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(614)	(614)	(203)	(817)
Balance as of June 30, 2024	115,447	(969)	1,038,017	(84,478)	532,771	6,000,000	(87,085)	(1,476,923)	1,135,528	(61,714)	214,808	2,936,650	10,147,574	57,904	10,205,478

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of cash flows

For the six-month periods ended June 30, 2024 and 2023

	30.06.2024	30.06.2023
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	427,325	597,960
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	1,023,253	784,437
Loss due to impairment of financial investments	33,937	12,063
Depreciation and amortization	208,205	183,640
Provision for sundry risks	8,097	4,243
Deffered Income Tax	79,849	5,294
Net loss (gain) on sale of financial investments	829	(3,018)
Net loss (gain) of financial assets at fair value through profit or loss	3,104	(14,002)
Net (gain) loss for valuation of investment property	(52,188)	41,836
Net loss on sale of investment property	3,176	—
Loss from sale of fixed asset	(865)	(15,300)
Exchange difference	30,617	(32,729)
Decrease (increase) in interest receivable	34,896	(59,805)
Increase in interest payable	120,095	99,575
Net changes in assets and liabilities
Net increase in loan portfolio	(2,611,009)	(1,447,017)
Net (increase) decrease in other accounts receivable and other assets	(383,678)	202,711
Net decrease in restricted funds	249,268	797
Increase in deposits and obligations	2,230,966	112,005
(Decrease) increase in due to banks and correspondents	(457,007)	1,944,330
Increase (decrease) in other accounts payable, provisions and other liabilities	879,518	(374,755)
(Increase) decrease of investments at fair value through profit or loss	(74,968)	263,070
Net cash provided by operating activities	1,753,420	2,305,335

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	30.06.2024	30.06.2023
	S/(000)	S/(000)
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(1,159,448)	(2,273,995)
Purchase of property, furniture and equipment	(58,294)	(70,803)
Purchase of intangible assets	(91,729)	(108,841)
Purchase of investment property	(39,279)	(10,158)
Sale of investment property	39,176	—
Sale of property, furniture and equipment	—	32,667
Net cash used in investing activities	(1,309,574)	(2,431,130)
Cash flows from financing activities
Dividends paid	(427,369)	(511,788)
Issuance of bonds, notes and other obligations	1,114,800	—
Payments of bonds, notes and other obligations	(1,149,069)	(1,999,131)
Net decrease in receivable inter-bank funds	424,868	296,119
Net increase in payable inter-bank funds	446,569	371,271
Purchase of treasury stock, net	(169)	(28,012)
Dividend payments to non-controlling interest	(3,067)	(4,242)
Lease payments	(42,545)	(41,055)
Net cash provided by (used in) financing activities	364,018	(1,916,838)
Net increase (decrease) in cash and cash equivalents	807,864	(2,042,633)
Translation (loss) gain on cash and cash equivalents	(53,051)	1,957
Cash and cash equivalents at the beginning of the period	9,074,211	12,707,776
Cash and cash equivalents at the end of the period	9,829,024	10,667,100

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the interim consolidated financial statements

As of June 30, 2024 and December 31, 2023

1. Business activity and current context

(a) Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of June 30, 2024 and December 31, 2023, Intercorp Peru holds directly and indirectly 71.44 percent of the issued capital stock of IFS, equivalent to 71.20 percent of the outstanding capital stock of IFS.

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of June 30, 2024 and December 31, 2023, IFS holds 99.31 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay"), acquired in April 2022.

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The interim consolidated financial statements as of June 30, 2024, have been approved by the Audit Committee and Board’s Meeting held on August 8 and 14, 2024, respectively. The audited consolidated financial statements as of December 31, 2023, (henceforth, Annual Consolidated Financial Statements) were approved by the General Shareholders’ Meeting held on April 01, 2024.

(b) Regulatory changes due to the Covid-19 pandemic and the political and social context –

During the Covid-19 pandemic, the Ministry of Economy and Finance (henceforth “MEF”, by its Spanish acronym), Central Reserve Bank of Peru (henceforth “BCRP”, by its Spanish acronym) and the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) issued several resolutions aimed to alleviate the impacts of the pandemic.

In this sense the Peruvian government implemented extraordinary measures to secure the continuity of the economy’s payment chain. The main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial or total withdrawal of deposits for severance indemnity (“CTS” by its Spanish acronym), Repo operations with the Banco Central de Reserva del Peru (“BCRP” by its Spanish acronym) and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”.

Under the program “Reactiva Peru”, Interbank granted loans for S/6,617,142,000, which as of June 30, 2024 amounts to S/551,971,000, including accrued interest for S/45,149,000; S/404,776,000 being the amount covered by the guarantee of the Peruvian Government (as of December 31, 2023 amounted to S/848,886,000, including accrued interest for S/46,277,000; S/675,492,000 being the amount covered by the guarantee of the Peruvian Government). It should be noted that as of June 30, 2024 and December 31, 2023, Interbank made rescheduling for the “Reactiva Peru” program for an amount of approximately S/14,968,000 and S/25,928,000, respectively. On the other hand, as of June 30, 2024 and December 31, 2023, the balance of rescheduled loans under the “Reactiva Peru” program amounts to approximately S/433,990,000 and S/730,508,000, respectively.

On the other hand, the SBS issued Official Multiple Letters that stablished measures related to loan rescheduling aimed to facilitate the debt payment of the financial sector’s clients. Also, the SBS authorized the entities of the financial sector to modify the contractual conditions of retail loans, provided they comply with several requirements. As of June 30, 2024 and December 31, 2023, the balances of the rescheduled loans amount to approximately S/3,063,667,000 and S/3,513,905,000, respectively.

2. Subsidiaries

IFS’s Subsidiaries are the following:

(a) Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the SBS to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of June 30, 2024, Interbank had 149 offices (153 offices as of December 31, 2023). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b) Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Holding (henceforth “Patrimonio Fideicometido – Interproperties Holding”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Intercorp Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of June 30, 2024 and December 31, 2023, amounted to S/87,919,000 and S/85,272,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c) Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of June 30, 2024 and December 31, 2023, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of June 30, 2024 and December 31, 2023, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d) Negocios e Inmuebles S.A. -

This entity, incorporated in Peru, was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. As of June 30, 2024 and December 31, 2023, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock.

(e) San Borja Global Opportunities S.A.C. -

Entity incorporated in Peru. Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f) IFS Management S.A.C. (formerly IFS Digital S.A.C.) -

Entity incorporated in August 2020, in Peru. Its corporate purpose is to provide all types of management services, strategic planning, financial, accounting, legal services, among other related services.

(g) Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) –

Both companies, incorporated in Peru, were acquired in April 2022. Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

In April 2022, IFS acquired control of Izipay, becoming it its Subsidiary. Since this time, Izipay consolidates its financial information together with IFS.

(h) IFS Global Strategy, S.L.U. –

Entity incorporated in May 2024, in Spain. Its corporate purpose is to perform any type of investments and related services.

3. Significant accounting policies

3.1 Basis of presentation and use of estimates –

The interim consolidated financial statements as of June 30, 2024 and December 31, 2023, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the IFS’s Audited Consolidated Financial Statements as of December 31, 2023 and 2022 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill and the intangible of indefinite life, the liabilities for Insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2 Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements and has not changed since then.

When necessary, certain amounts from the previous year have been reclassified to make them comparable with the presentation of the current year, see Note 21. In Management’s opinion, the reclassifications made in the consolidated financial statements as of June 30, 2024, and for the year ended December 31, 2023, are not significant considering the interim consolidated financial statements as a whole.

4. Cash and due from banks and inter-bank funds

(a) The detail of cash and due from banks is as follows:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Cash and clearing (b)	2,309,387	2,248,845
Deposits in the BCRP (b)	5,939,050	5,215,762
Deposits in banks (c)	1,580,587	1,609,604
Total cash and cash equivalent	9,829,024	9,074,211
Accrued interest	19,806	23,809
Restricted funds (d)	464,518	720,691
Total	10,313,348	9,818,711

Cash and cash equivalents presented in the interim consolidated statements of cash flows exclude the restricted funds and accrued interest.

(b) In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	4,955,950	4,593,592
Cash in vaults	2,212,396	2,005,760
Subtotal legal reserve	7,168,346	6,599,352
Non-mandatory reserve
Term deposits in BCRP (**)	600,000	—
Overnight deposits in BCRP (***)	383,100	622,170
Cash and clearing	96,927	243,029
Subtotal non-mandatory reserve	1,080,027	865,199
Cash balances not subject to legal reserve	64	56
Total	8,248,437	7,464,607

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. Starting in February 2022, the rate used is the Secured Overnight Financing Rate (“SOFR”). As of June 30, 2024 and December 31, 2023, the Group presented excess in foreign currency that accrued interest in US Dollars at an annual average rate of 4.83 and 4.86 percent, respectively.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of June 30, 2024, corresponds to overnight deposits in local currency, with maturity in the first days of July 2024, and accrued interest an annual interest rate of 5.74 percent.

(***) As of June 30, 2024, corresponds to an overnight deposit in foreign currency for US$100,000,000 (approximately equivalent to S/383,100,000), with maturity at the beginning of July 2024, which accrued interest an annual interest rate of 5.38 percent (as of December 31, 2023, it corresponded to an overnight deposit in foreign currency for US$130,000,000 (approximately equivalent to S/482,170,000) and an overnight deposit in local currency for S/140,000,000, with maturity in the first days of January 2024, which accrued interest an annual interest rate of 5.33 and 4.0 percent, respectively).

(c) Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d) The Group maintains restricted funds related to:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Inter-bank transfers (*)	418,881	694,118
Derivative financial instruments, Note 8(b)	44,201	24,725
Others	1,436	1,848
Total	464,518	720,691

(*) Corresponds to funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(e) Inter-bank funds -

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of June 30, 2024, Inter-bank funds assets accrue interest at an annual rate of 5.75 percent in local currency and Inter-bank funds liabilities accrue interest at an annual rate of 5.76 percent in local currency and 5.5 in foreign currency (annual rate of 6.75 percent in local currency and 5.50 percent in foreign currency for Inter-bank funds assets and liabilities as of December 31, 2023); and do not have specific guarantees.

5. Financial investments

(a) This caption is made up as follows:

	30.06.2024	31.12.2023
	S/(000)	S/(000)

Debt instruments measured at fair value through other comprehensive income (b) and (c)	21,334,571	20,912,184
Investments at amortized cost (d)	3,942,151	3,383,014
Investments at fair value through profit or loss (e)	1,624,038	1,556,540
Equity instruments measured at fair value through other comprehensive income (f)	430,446	444,878
Total financial investments	27,331,206	26,296,616
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	337,498	334,385
Investments at amortized cost (d)	91,893	90,990
Total	27,760,597	26,721,991

(b) Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of June 30, 2024
Corporate, leasing and subordinated bonds (*)	9,840,441	54,554	(887,555)	9,007,440	Aug-24 / Feb-97	2.52	14.51	5.83	15.00
Sovereign Bonds of the Republic of Peru	8,643,606	12,231	(696,443)	7,959,394	Aug-24 / Feb-55	0.73	7.55	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	3,203,868	53	(746)	3,203,175	Jul-24 / Nov-24	5.30	5.41	—	—
Bonds guaranteed by the Peruvian Government	590,575	885	(7,965)	583,495	Oct-24 / Oct-33	3.31	5.16	6.66	7.81
Global Bonds of the Republic of Peru	568,620	—	(36,195)	532,425	Jul-25 / Nov-50	—	—	5.26	5.83
Treasury Bonds of the United States of America	36,853	2	(3,795)	33,060	Jul-24 / Feb-32	—	—	4.39	5.00
Global Bonds of the United States of Mexico	18,387	—	(2,805)	15,582	Feb-34	—	—	6.09	6.09
Total	22,902,350	67,725	(1,635,504)	21,334,571
Accrued interest				337,498
Total				21,672,069

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2023
Corporate, leasing and subordinated bonds (*)	9,443,384	83,511	(865,654)	8,661,241	Jan-24 / Feb-97	2.22	14.52	4.00	18.00
Sovereign Bonds of the Republic of Peru	8,320,671	13,599	(558,282)	7,775,988	Aug-24 / Feb-55	0.95	6.82	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	3,445,361	3,638	(15)	3,448,984	Jan-24 / Sep-24	5.60	6.66	—	—
Bonds guaranteed by the Peruvian Government	475,542	7,810	(9,722)	473,630	Oct-24 / Oct-33	2.81	4.65	7.39	7.92
Global Bonds of the Republic of Peru	498,897	—	(35,564)	463,333	Jul-25 / Dec-32	—	—	4.76	5.23
Treasury Bonds of the United States of America	76,556	26	(3,252)	73,330	Jan-24 / Feb-32	—	—	3.87	5.00
Global Bonds of the United States of Mexico	17,769	—	(2,091)	15,678	Feb-34	—	—	5.51	5.51
Total	22,278,180	108,584	(1,474,580)	20,912,184
Accrued interest				334,385
Total				21,246,569

(*) As of June 30, 2024 and December 31, 2023, Inteligo holds corporate bonds from several entities for approximately S/131,310,000 and S/101,215,000, respectively, which guarantee loans received.

(c) The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	30.06.2024	31.12.2023	30.06.2023
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	61,046	53,974	53,974
New assets originated or purchased	836	1,689	934
Assets derecognized or matured (excluding write-offs)	(3,379)	(993)	(389)
Effect on the expected credit loss due to the change of the stage during the year	1,211	(589)	309
Loss for impairment	37,420	9,440	9,511
Others	(2,093)	(2,059)	1,698
Period movement	33,995	7,488	12,063
Effect of foreign exchange variation	(460)	(416)	(731)
Expected credit loss at the end of the period	94,581	61,046	65,306

(d) As of June 30, 2024, investments at amortized cost correspond mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,773,082,000, including accrued interest for an amount of S/76,645,000 (as of December 31, 2023, corresponds to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,393,962,000, including accrued interest for an amount of S/86,652,000). Said investments present low credit risk and the impairment loss is not significant.

As of June 30, 2024, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and estimated fair value amounting to approximately S/3,636,254,000 (as of December 31, 2023, their maturity dates ranged from August 2024 to August 2037, have accrued interest at effective annual rates between 4.36 percent and 7.50 percent, and estimated fair value amounting to approximately S/3,277,672,000).

Additionally, as of June 30, 2024, term deposits mainly issued in Soles are held, for an amount of S/260,962,000, included accrued interest amounting to S/15,248,000 (as of December 31, 2023, term deposits mainly issued in Soles are held, for an amount of S/80,042,000, included accrued interest amounting to S/4,338,000). Said investments present low credit risk and the impairment loss is not material. As of June 30, 2024, the maturity of these investments fluctuates between October 2024 and February 2029, have accrued interest at an annual effective rate between 2.00 percent and 8.80 percent, and their estimated fair value amounts to approximately S/260,962,000 (as of December 31, 2023, the maturity of these investments fluctuates between April 2024 and February 2029, accrued interest at an annual effective rate between 3.10 percent and 8.80 percent, and their estimated fair value amounted to approximately S/80,042,000).

During 2024 and 2023, the Government of the Republic of Peru performed public offerings to repurchase certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offering, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, as of June 30, 2024 and December 31, 2023, Interbank took part of these public offering and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/630,749,000 and S/482,632,000, generating a gain and a loss amounting to S/866,000 and S/490,000, respectively; which was recorded in the caption “Net (loss) gain on sale of financial investments” of the interim consolidated statement of income. Additionally, with the purpose of maintaining its asset management strategy, as of June 30, 2024 and December 31, 2023, Interbank purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/628,675,000 and S/488,127,000, respectively; and classified them as investments at amortized cost.

As of June 30, 2024 and December 31, 2023, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,704,407,000 and S/2,058,931,000, respectively; see Note 10(a).

As of June 30, 2024 and December 31, 2023, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/440,556,000 and S/445,909,000, respectively, see Note 10(a).

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,248,835	1,169,491
Listed shares	222,196	253,203
Non-listed shares	129,453	122,482
Debt instruments
Corporate, leasing and subordinated bonds	21,448	5,289
Negotiable Certificates of Deposits	2,106	6,075
Total	1,624,038	1,556,540

As of June 30, 2024 and December 31, 2023, investments at fair value through profit or loss include investments held for trading for approximately S/194,439,000 and S/194,033,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,429,599,000 and S/1,362,507,000, respectively.

(f) The composition of equity instruments measured at fair value through other comprehensive income is as follow:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Listed shares (g)	390,238	407,636
Non-listed shares	40,208	37,242
Total	430,446	444,878

As of June 30, 2024 and December 31, 2023, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g) Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost, classified by stages, according to the definition by IFRS 9 as of June 30, 2024 and December 31, 2023:

	30.06.2024
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,655,831	—	—	11,655,831
Corporate, leasing and subordinated bonds	8,160,307	847,133	—	9,007,440
Negotiable Certificates of Deposit issued by the BCRP	3,203,175	—	—	3,203,175
Bonds guaranteed by the Peruvian government	583,495	—	—	583,495
Global Bonds of the Republic of Peru	532,425	—	—	532,425
Treasury Bonds of the United States of America	33,060	—	—	33,060
Global Bonds of the United States of Mexico	15,582	—	—	15,582
Others	245,714	—	—	245,714
Total	24,429,589	847,133	—	25,276,722

	31.12.2023
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,083,297	—	—	11,083,297
Corporate, leasing and subordinated bonds	7,909,365	750,179	1,697	8,661,241
Negotiable Certificates of Deposit issued by the BCRP	3,448,984	—	—	3,448,984
Bonds guaranteed by the Peruvian government	473,630	—	—	473,630
Global Bonds of the Republic of Peru	463,333	—	—	463,333
Treasury Bonds of the United States of America	73,330	—	—	73,330
Global Bonds of the United States of Mexico	15,678	—	—	15,678
Others	75,705	—	—	75,705
Total	23,543,322	750,179	1,697	24,295,198

6. Loans, net

(a) This caption is made up as follows:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Direct loans
Loans (*)	37,990,564	35,789,130
Credit cards and other loans (**)	5,497,978	6,023,769
Discounted notes	1,212,478	1,567,411
Leasing	1,507,024	1,495,290
Factoring	1,080,636	1,244,795
Advances and overdrafts	110,183	14,617
Refinanced loans	468,882	461,995
Past due and under legal collection loans	1,611,774	1,652,151
	49,479,519	48,249,158
Plus (minus)
Accrued interest from performing loans	622,446	657,355
Unearned interest and interest collected in advance	(32,712)	(36,706)
Impairment allowance for loans (d)	(2,003,574)	(2,349,425)
Total direct loans, net	48,065,679	46,520,382
Indirect loans	4,761,014	4,743,480

(*) As of June 30, 2024 and December 31, 2023, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/293,997,000 and S/504,158,000, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the interim consolidated statement of financial position; see Note 10(b).

(**) As of June 30, 2024 and December 31, 2023, it includes non-revolving consumer loans related to credit card lines for approximately S/2,787,590,000 and S/3,149,149,000, respectively.

(b) The classification of the direct loan portfolio is as follows:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Commercial loans (c.1)	22,623,459	21,155,476
Consumer loans (c.1)	15,674,292	16,325,460
Mortgage loans (c.1)	10,150,594	9,834,398
Small and micro-business loans (c.1)	1,031,174	933,824
Total	49,479,519	48,249,158

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristic. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c) The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of June 30, 2024 and December 31, 2023. The amounts presented do not consider impairment.

	30.06.2024				31.12.2023
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	35,519,806	1,497,539	—	37,017,345	35,098,364	1,068,674	—	36,167,038
Standard grade	3,454,716	498,951	—	3,953,667	2,832,251	1,510,897	—	4,343,148
Substandard grade	1,575,720	1,720,672	—	3,296,392	1,367,503	1,450,751	—	2,818,254
Past due but not impaired	2,230,163	1,456,829	—	3,686,992	1,949,892	1,460,138	—	3,410,030
Impaired
Individually	—	—	37,948	37,948	—	—	36,257	36,257
Collectively	—	—	1,487,175	1,487,175	—	—	1,474,431	1,474,431
Total direct loans	42,780,405	5,173,991	1,525,123	49,479,519	41,248,010	5,490,460	1,510,688	48,249,158

	30.06.2024				31.12.2023
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	4,337,622	279,033	—	4,616,655	3,988,999	457,518	—	4,446,517
Standard grade	54,438	23,755	—	78,193	32,433	214,806	—	247,239
Substandard grade	8,545	42,317	—	50,862	2,823	31,101	—	33,924
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	6,181	6,181	—	—	6,181	6,181
Collectively	—	—	9,123	9,123	—	—	9,619	9,619
Total indirect loans	4,400,605	345,105	15,304	4,761,014	4,024,255	703,425	15,800	4,743,480

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	30.06.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	16,053,422	1,183,750	—	17,237,172	14,979,356	855,890	—	15,835,246
Standard grade	1,778,971	149,998	—	1,928,969	1,347,961	1,013,803	—	2,361,764
Substandard grade	430,099	329,564	—	759,663	450,577	314,063	—	764,640
Past due but not impaired	1,768,142	500,868	—	2,269,010	1,431,064	364,603	—	1,795,667
Impaired
Individually	—	—	37,948	37,948	—	—	36,257	36,257
Collectively	—	—	390,697	390,697	—	—	361,902	361,902
Total direct loans	20,030,634	2,164,180	428,645	22,623,459	18,208,958	2,548,359	398,159	21,155,476

	30.06.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	10,996,561	21,000	—	11,017,561	11,475,514	199,501	—	11,675,015
Standard grade	1,056,780	342,484	—	1,399,264	945,060	452,811	—	1,397,871
Substandard grade	776,286	906,660	—	1,682,946	717,526	755,121	—	1,472,647
Past due but not impaired	202,481	683,567	—	886,048	217,712	829,119	—	1,046,831
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	688,473	688,473	—	—	733,096	733,096
Total direct loans	13,032,108	1,953,711	688,473	15,674,292	13,355,812	2,236,552	733,096	16,325,460

	30.06.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	8,008,823	18,337	—	8,027,160	8,093,031	13,283	—	8,106,314
Standard grade	544,927	4,051	—	548,978	433,968	17,124	—	451,092
Substandard grade	346,341	448,556	—	794,897	193,340	348,274	—	541,614
Past due but not impaired	242,700	226,449	—	469,149	261,100	200,873	—	461,973
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	310,410	310,410	—	—	273,405	273,405
Total direct loans	9,142,791	697,393	310,410	10,150,594	8,981,439	579,554	273,405	9,834,398

	30.06.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	461,000	274,452	—	735,452	550,463	—	—	550,463
Standard grade	74,038	2,418	—	76,456	105,262	27,159	—	132,421
Substandard grade	22,994	35,892	—	58,886	6,060	33,293	—	39,353
Past due but not impaired	16,840	45,945	—	62,785	40,016	65,543	—	105,559
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	97,595	97,595	—	—	106,028	106,028
Total direct loans	574,872	358,707	97,595	1,031,174	701,801	125,995	106,028	933,824

(d) The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	30.06.2024				30.06.2023				31.12.2023
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	545,242	833,912	970,271	2,349,425	608,558	737,286	682,011	2,027,855	2,027,855
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	178,159	—	—	178,159	297,044	—	—	297,044	624,484
Assets matured or derecognized (excluding write-offs)	(70,187)	(35,056)	(15,748)	(120,991)	(67,837)	(32,102)	(15,038)	(114,977)	(238,860)
Transfers to Stage 1	114,165	(112,528)	(1,637)	—	93,525	(90,260)	(3,265)	—	—
Transfers to Stage 2	(108,949)	115,860	(6,911)	—	(176,004)	187,187	(11,183)	—	—
Transfers to Stage 3	(33,212)	(320,217)	353,429	—	(27,037)	(188,302)	215,339	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(93,319)	208,540	882,157	997,378	(73,690)	320,811	450,445	697,566	1,575,906
Others (**)	(86,321)	(61,680)	120,518	(27,483)	(68,510)	(122,834)	116,309	(75,035)	37,701
Total	(99,664)	(205,081)	1,331,808	1,027,063	(22,509)	74,500	752,607	804,598	1,999,231
Write-offs	—	—	(1,456,953)	(1,456,953)	—	—	(719,050)	(719,050)	(1,813,670)
Recovery of written–off loans	—	—	80,299	80,299	—	—	68,261	68,261	138,886
Foreign exchange effect	489	493	2,758	3,740	(724)	(652)	(6,517)	(7,893)	(2,877)
Expected credit loss at the end of period	446,067	629,324	928,183	2,003,574	585,325	811,134	777,312	2,173,771	2,349,425

(*) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	30.06.2024				30.06.2023				31.12.2023
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	51,611	64,470	162,385	278,466	45,474	47,311	154,299	247,084	247,084
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	38,886	—	—	38,886	24,944	—	—	24,944	47,129
Assets derecognized or matured (excluding write-offs)	(22,796)	(12,959)	(1,293)	(37,048)	(16,052)	(5,338)	(996)	(22,386)	(39,705)
Transfers to Stage 1	8,617	(8,421)	(196)	—	3,428	(2,880)	(548)	—	—
Transfers to Stage 2	(16,395)	17,291	(896)	—	(15,435)	19,073	(3,638)	—	—
Transfers to Stage 3	(1,286)	(11,845)	13,131	—	(3,977)	(16,382)	20,359	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(6,496)	2,624	19,916	16,044	(2,201)	5,592	32,075	35,466	46,093
Others (**)	(11,500)	(7,022)	(1,717)	(20,239)	4,133	4,924	(4,496)	4,561	37,739
Total	(10,970)	(20,332)	28,945	(2,357)	(5,160)	4,989	42,756	42,585	91,256
Write-offs	—	—	(39,523)	(39,523)	—	—	(24,987)	(24,987)	(62,960)
Recovery of written–off loans	—	—	2,315	2,315	—	—	3,442	3,442	5,189
Foreign exchange effect	473	315	1,945	2,733	(686)	(389)	(4,601)	(5,676)	(2,103)
Expected credit loss at the end of period	41,114	44,453	156,067	241,634	39,628	51,911	170,909	262,448	278,466

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

	30.06.2024				30.06.2023				31.12.2023
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	466,606	713,361	682,417	1,862,384	534,005	657,474	430,902	1,622,381	1,622,381
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	120,504	—	—	120,504	258,678	—	—	258,678	552,847
Assets derecognized or matured (excluding write-offs)	(40,039)	(18,475)	(6,271)	(64,785)	(46,347)	(26,191)	(7,903)	(80,441)	(163,883)
Transfers to Stage 1	93,428	(92,200)	(1,228)	—	83,284	(81,617)	(1,667)	—	—
Transfers to Stage 2	(79,345)	82,185	(2,840)	—	(150,526)	155,584	(5,058)	—	—
Transfers to Stage 3	(28,466)	(285,148)	313,614	—	(16,672)	(153,831)	170,503	—	—
Impact on the expected credit loss for loans that change stage in the period (*)	(75,876)	183,266	801,026	908,416	(65,986)	298,730	362,188	594,932	1,403,885
Others (**)	(68,124)	(50,368)	127,198	8,706	(76,465)	(132,030)	140,554	(67,941)	(28,733)
Total	(77,918)	(180,740)	1,231,499	972,841	(14,034)	60,645	658,617	705,228	1,764,116
Write-offs	—	—	(1,343,811)	(1,343,811)	—	—	(652,789)	(652,789)	(1,647,576)
Recovery of written–off loans	—	—	72,645	72,645	—	—	60,166	60,166	123,679
Foreign exchange effect	1	154	242	397	(3)	(202)	(538)	(743)	(216)
Expected credit loss at the end of period	388,689	532,775	642,992	1,564,456	519,968	717,917	496,358	1,734,243	1,862,384

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

	30.06.2024				30.06.2023				31.12.2023
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	6,794	25,753	54,651	87,198	4,236	12,285	45,101	61,622	61,622
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,613	—	—	1,613	457	—	—	457	3,949
Assets derecognized or matured (excluding write-offs)	(201)	(793)	(5,856)	(6,850)	(72)	(210)	(5,586)	(5,868)	(11,639)
Transfers to Stage 1	8,200	(8,200)	—	—	3,927	(3,927)	—	—	—
Transfers to Stage 2	(1,599)	4,582	(2,983)	—	(407)	2,597	(2,190)	—	—
Transfers to Stage 3	(609)	(2,876)	3,485	—	(136)	(2,157)	2,293	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(7,863)	14,976	16,129	23,242	(3,759)	7,571	13,102	16,914	31,022
Others (**)	(2,669)	(886)	(1,715)	(5,270)	690	527	1,383	2,600	6,370
Total	(3,128)	6,803	9,060	12,735	700	4,401	9,002	14,103	29,702
Write-offs	—	—	(1,071)	(1,071)	—	—	(2,482)	(2,482)	(3,580)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	15	24	564	603	(35)	(58)	(1,347)	(1,440)	(546)
Expected credit loss at the end of period	3,681	32,580	63,204	99,465	4,901	16,628	50,274	71,803	87,198

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

	30.06.2024				30.06.2023				31.12.2023
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	20,231	30,328	70,818	121,377	24,843	20,216	51,709	96,768	96,768
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	17,156	—	—	17,156	12,965	—	—	12,965	20,559
Assets derecognized or matured (excluding write-offs)	(7,151)	(2,829)	(2,328)	(12,308)	(5,366)	(363)	(553)	(6,282)	(23,633)
Transfers to Stage 1	3,920	(3,707)	(213)	—	2,886	(1,836)	(1,050)	—	—
Transfers to Stage 2	(11,610)	11,802	(192)	—	(9,636)	9,933	(297)	—	—
Transfers to Stage 3	(2,851)	(20,348)	23,199	—	(6,252)	(15,932)	22,184	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(3,084)	7,674	45,086	49,676	(1,744)	8,918	43,080	50,254	94,906
Others (**)	(4,028)	(3,404)	(3,248)	(10,680)	3,132	3,745	(21,132)	(14,255)	22,325
Total	(7,648)	(10,812)	62,304	43,844	(4,015)	4,465	42,232	42,682	114,157
Write-offs	—	—	(72,548)	(72,548)	—	—	(38,792)	(38,792)	(99,554)
Recovery of written–off loans	—	—	5,339	5,339	—	—	4,653	4,653	10,018
Foreign exchange effect	—	—	7	7	—	(3)	(31)	(34)	(12)
Expected credit loss at the end of period	12,583	19,516	65,920	98,019	20,828	24,678	59,771	105,277	121,377

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	30.06.2024				30.06.2023				31.12.2023
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	6,624	3,939	7,369	17,932	8,354	18,205	8,936	35,495	35,495
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,766	—	—	1,766	1,847	—	—	1,847	4,770
Assets derecognized or matured	(1,876)	(872)	(328)	(3,076)	(1,342)	(3,747)	(318)	(5,407)	(6,824)
Transfers to Stage 1	1,457	(1,457)	—	—	378	(378)	—	—	—
Transfers to Stage 2	(395)	659	(264)	—	(847)	2,492	(1,645)	—	—
Transfers to Stage 3	(11)	(12)	23	—	(3)	(50)	53	—	—
Impact on the expected credit loss for credits that change stage in the period	(1,127)	(54)	256	(925)	(224)	(1,061)	536	(749)	(210)
Others (*)	(1,447)	(498)	370	(1,575)	(3,505)	(12,359)	12	(15,852)	(15,149)
Total	(1,633)	(2,234)	57	(3,810)	(3,696)	(15,103)	(1,362)	(20,161)	(17,413)
Foreign exchange effect	74	23	4	101	(237)	(41)	(5)	(283)	(150)
Expected credit loss at the end of period, Note 8(a)	5,065	1,728	7,430	14,223	4,421	3,061	7,569	15,051	17,932

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

7. Investment property

(a) This caption is made up as follows:

	30.06.2024	31.12.2023	Acquisition or construction year	Valuation methodology as of June 30, 2024 and December 31, 2023
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	286,169	269,194	2009	Appraisal
San Martín de Porres – Lima	80,198	77,970	2015	Appraisal
Nuevo Chimbote	36,641	34,724	2021	Appraisal
Santa Clara – Lima	29,117	27,229	2017	Appraisal
Sullana	24,542	23,751	2012	Appraisal
Others	9,270	8,987	-	Appraisal/Cost
	465,937	441,855
Completed investment property - “Real Plaza” shopping malls (i)
Talara	27,447	28,991	2015	DCF
	27,447	28,991
Buildings (i)
Ate Vitarte – Lima	169,635	160,208	2006	DCF/Appraisal
Orquídeas - San Isidro – Lima	138,966	128,593	2017	DCF
Chorrillos – Lima	96,409	94,184	2017	DCF
Piura	95,778	131,144	2008/2020	DCF/Appraisal
Paseo del Bosque	92,543	87,168	2021	DCF
Chimbote	49,253	47,054	2015	DCF
Pardo	48,798	12,903	2021	DCF
Maestro-Huancayo	35,367	34,978	2017	DCF
Cuzco	29,070	28,167	2017	DCF
Panorama – Lima	22,664	22,136	2016	DCF
Trujillo	16,773	16,225	2016	DCF
Cercado de Lima – Lima	16,744	15,908	2017	DCF
Pardo y Aliaga – Lima	15,100	14,790	2008	DCF
Others	30,699	34,588	-	DCF
	857,799	828,046

Total	1,351,183	1,298,892

DCF: Discounted cash flow

(i) As of June 30, 2024 and December 31, 2023, there are no liens on investment property.

(b) The net gain on investment properties as of June 30, 2024 and 2023, consists of the following:

	30.06.2024	30.06.2023
	S/(000)	S/(000)
Income from rental	35,069	32,845
Gain (loss) on valuation	52,188	(41,836)
Loss on sale	(3,176)	—
Total	84,081	(8,991)

(c) The movement of investment property for the six-month period ended June 30, 2024 and 2023, is as follows:

	30.06.2024	30.06.2023
	S/(000)	S/(000)
Beginning of period balance	1,298,892	1,287,717
Additions	39,279	10,158
Sales (d)	(39,176)	—
Gain (loss) on valuation	52,188	(41,836)
Others	—	(1,748)
Balance as of June 30	1,351,183	1,254,291
Balance as of December 31, 2023		1,298,892

(d) During 2024, Interseguro sold to a related entity, for cash and market values, a land located in Piura. For this sale, Interseguro recorded a net loss of approximately S/3,176,000.

8. Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a) These captions are comprised of the following:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Accounts receivable from sale of investments	1,456,086	63,466
Other accounts receivable, net	676,127	663,090
POS commission receivable	444,756	420,644
Accounts receivable related to derivative financial instruments (b)	219,918	158,101
Operations in process	102,364	83,640
Others	12,817	15,640
	2,912,068	1,404,581
Non-financial instruments
Tax paid to recover	651,873	422,248
Deferred charges	126,272	101,551
Deffered cost of POS affiliation and registration	89,453	92,511
Tax credit for General Sales Tax - IGV	20,701	32,482
Investments in associates	20,040	22,548
Realizable assets, received as payment and seized through legal actions	14,267	28,933
Others	19,935	20,294
	942,541	720,567
Total	3,854,609	2,125,148

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Accounts payable for acquisitions of investments	1,548,291	106,955
Contract liability with investment component	1,145,588	1,010,429
Other accounts payable	838,290	727,906
Third party compensation (*)	758,943	763,039
Operations in process	257,294	226,428
Accounts payable related to derivative financial instruments (b)	140,684	145,395
Lease liabilities	128,374	90,513
Workers’ profit sharing and salaries payable	112,144	105,734
Allowance for indirect loan losses, Note 6(d.2)	14,223	17,932
Accounts payable to reinsurers and coinsurers	5,231	7,260
	4,949,062	3,201,591
Non-financial instruments
Provision for other contingencies	81,006	70,671
Taxes payable	62,757	80,331
Deferred income (**)	29,220	23,490
Registration for use of POS	20,836	21,962
Others	8,319	9,315
	202,138	205,769
Total	5,151,200	3,407,360

(*) Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the card's users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction was made.

(**) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions registered in Izipay related to installments pending of accrual within the contract’s term with affiliated businesses.

(b) The following table presents, as of June 30, 2024 and December 31, 2023, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts.

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of June 30, 2024	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	32,368	62,896	7,376,184	—	Between July 2024 and December 2025	-	-
Interest rate swaps	46,827	30,909	1,630,173	—	Between August 2024 and June 2036	-	-
Cross swaps	52,423	26,279	2,615,765	—	Between July 2024 and April 2028	-	-
Options	257	263	118,953	—	Between July 2024 and March 2025	-	-
	131,875	120,347	11,741,075	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	12,909	760	1,149,300	(14,257)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	61,483	—	575,550	(13,153)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	5,966	691	249,015	231	Between January 2025 and June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	2,533	—	191,550	167	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	2,881	114,930	127	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	5,390	114,930	279	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	4,498	76,740	(1,726)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	4,352	76,740	(1,783)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	5,152	—	76,620	233	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	1,765	38,310	101	November 2024	Due to banks	Due to banks and correspondents
	88,043	20,337	2,663,685	(29,781)
	219,918	140,684	14,404,760	(29,781)

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2023	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	36,595	29,517	4,875,692	—	Between January 2024 and December 2025	-	-
Interest rate swaps	40,350	25,196	1,530,493	—	Between March 2024 and June 2036	-	-
Cross swaps	20,982	44,897	1,370,799	—	Between January 2024 and April 2028	-	-
Options	1,172	1,174	279,047	—	Between January 2024 and December 2024	-	-
	99,099	100,784	8,056,031	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	2,958	7,383	1,112,700	(10,199)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	56,044	—	556,950	(3,309)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,020	241,085	(1,374)	Between January 2025 and June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,823	185,450	(1,234)	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	6,708	111,270	(578)	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	9,442	111,270	(277)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	5,245	74,260	(2,401)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	5,041	74,260	(1,923)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	811	74,180	(619)	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,138	37,090	(88)	November 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	(669)	—	Corporate bonds	Bonds, notes and obligations outstanding
	59,002	44,611	2,578,515	(22,671)
	158,101	145,395	10,634,546	(22,671)

(i) As of June 30, 2024 and December 31, 2023, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii) For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of June 30, 2024 and December 31, 2023. During 2024 and 2023, there were no discontinued hedges accounting.

(iii) Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9. Deposits and obligations

(a) This caption is made up as follows:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Saving deposits	18,795,952	17,756,097
Time deposits	18,777,487	17,288,629
Demand deposits	13,151,897	13,376,375
Compensation for service time (c)	795,419	760,551
Other obligations	5,634	6,582
Total	51,526,389	49,188,234

(b) Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c) In May 2024 and 2022, through Act No. 32027 “Act Authorizing workers to withdraw 100 percent of their severance indemnity deposits (“CTS”, by its Spanish acronym) in order to meet their needs due to the current economic crisis” and Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, respectively, the Peruvian government authorized clients, to withdraw the 100 percent of these deposits until December 31, 2024 and 2023, respectively. As part of this regulation, approximately 235,000 clients withdrew approximately S/418,492,000 during 2024 (229,000 clients withdrew approximately S/482,722,000 during 2023).

(d) As of June 30, 2024 and December 31, 2023, deposits and obligations of approximately S/19,156,056,000 and S/18,668,431,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/121,500 and S/123,810, respectively.

10. Due to banks and correspondents

(a) This caption is comprised of the following:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	2,723,329	3,683,687
Promotional credit lines	2,068,629	2,014,600
Loans received from foreign entities	3,183,887	2,895,637
Loans received from Peruvian entities	445,721	309,525
	8,421,566	8,903,449
Interest and commissions payable	123,949	122,481
	8,545,515	9,025,930
By term -
Short term	4,708,790	4,852,495
Long term	3,836,725	4,173,435
Total	8,545,515	9,025,930

(b) As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(c), the BCRP issued a series of regulations related to the loans repurchase agreements. As of June 30, 2024 and December 31, 2023, Interbank maintains this type of reporting operations guaranteed by a loan portfolio for approximately S/293,997,000 and S/540,158,000, respectively. See Note 6(a).

11. Bonds, notes and other obligations

(a) This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Payment frequency	Maturity	Amount issued	30.06.2024	31.12.2023
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program (b)
Quarter - single series	Interseguro	7.09%	Semi-annually	2034	US$34,780	133,242	—
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	95,775	92,725
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	76,620	74,180
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	—	74,102
						305,637	241,007
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000
Total local issuances						455,637	391,007
International issuances
Subordinated bonds	Interbank	7.625%	Semi-annually	2034	US$300,000	1,141,448	—
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,144,083	1,107,228
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,719	311,644
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,080,828	1,045,258
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,527,584	1,477,909
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	—	1,112,438
Total international issuances						5,205,662	5,054,477
Total local and international issuances						5,661,299	5,445,484
Interest payable						128,359	106,145
Total						5,789,658	5,551,629

(*) The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.

(b) International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters. In the opinion of the Group’s Management and its legal advisers, these clauses have been meet.

12. Assets and Liabilities for insurance and reinsurance contracts

(a) This caption is comprised of the following:

	30.06.2024			31.12.2023
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held (*)	(24,775)	3,929	(20,846)	(26,287)	1,895	(24,392)

Insurance contracts issued
Remaining coverage liability	—	11,884,318	11,884,318	—	12,000,220	12,000,220
Liability for claims incurred	—	192,659	192,659	—	205,421	205,421
Total insurance contracts issued (b) and (c)	—	12,076,977	12,076,977	—	12,205,641	12,205,641
Total reinsurance contracts held and issued	(24,775)	12,080,906	12,056,131	(26,287)	12,207,536	12,181,249

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

(b) The composition of issued insurance contract liabilities is presented below:

	30.06.2024
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641
Insurance revenue	(375,180)	—	—	—	—	—	(375,180)
Contracts under fair value, BBA and VFA approach	(262,014)	—	—	—	—	—	(262,014)
Contracts under PAA approach	(113,166)	—	—	—	—	—	(113,166)
Insurance service expenses	62,992	20,503	223,577	(504)	53,946	(359)	360,155
Claims and other expenses incurred	—	—	485,152	15	26,768	(359)	511,576
Amortization of insurance acquisition cash flows	62,992	—	—	—	—	—	62,992
Losses on onerous contracts and reversals of those losses	—	20,503	—	—	—	—	20,503
Changes to liabilities for incurred claims	—	—	(261,575)	(519)	27,178	—	(234,916)
Insurance service result	(312,188)	20,503	223,577	(504)	53,946	(359)	(15,025)

Insurance financial expenses	(117,090)	17,084	—	—	261	—	(99,745)
Insurance financial result	276,310	17,084	—	—	261	—	293,655
Interest rate effect (*)	(393,400)	—	—	—	—	—	(393,400)

Effect of movements in exchange rates	149,537	7,794	709	(8)	279	2	158,313
Total changes in the statement of income and other comprehensive income	(279,741)	45,381	224,286	(512)	54,486	(357)	43,543
Net cash flow and investment component	118,456	—	(232,857)	—	(57,806)	—	(172,207)
Premiums received	512,808	—	—	—	—	—	512,808
Claims and other expenses paid	—	—	(519,802)	—	(57,806)	—	(577,608)
Insurance acquisition cash flows	(107,407)	—	—	—	—	—	(107,407)
Investment component	(286,945)	—	286,945	—	—	—	—
Balance as of June 30, 2024	11,139,864	744,452	147,078	4,745	39,917	921	12,076,977

(*) Comprises the variation in market interest rate. In 2024, the rates for pension business in US Dollars presented a increase from 6.409 percent in 2023 to 6.423 percent in 2024; whereas for pension business in soles presented an increase from 6.962 percent in 2023 to 7.431 percent in 2024; and for pension business in soles VAC presented an increase, from 3.722 percent in 2023 to 4.107 percent in 2024.

	31.12.2023
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2023	10,337,035	685,630	151,594	5,411	45,278	2,897	11,227,845
Insurance revenue	(720,636)	—	—	—	—	—	(720,636)
Contracts under fair value, BBA and VFA approach	(495,923)	—	—	—	—	—	(495,923)
Contracts under PAA approach	(224,713)	—	—	—	—	—	(224,713)
Insurance service expenses	127,009	(12,547)	433,958	(81)	106,801	(1,566)	653,574
Claims and other expenses incurred	—	—	965,054	(81)	58,884	(1,566)	1,022,291
Amortization of insurance acquisition cash flows	127,009	—	—	—	—	—	127,009
Losses on onerous contracts and reversals of those losses	—	(12,547)	—	—	—	—	(12,547)
Changes to liabilities for incurred claims	—	—	(531,096)	—	47,917	—	(483,179)
Insurance service result	(593,627)	(12,547)	433,958	(81)	106,801	(1,566)	(67,062)

Insurance financial expenses	1,499,572	29,771	—	—	(545)	—	1,528,798
Insurance financial result	543,941	29,771	—	—	(545)	—	573,167
Interest rate effect (*)	955,631	—	—	—	—	—	955,631

Effect of movements in exchange rates	(135,726)	(3,736)	(447)	(73)	(213)	(53)	(140,248)
Total changes in the statement of income and other comprehensive income	770,219	13,488	433,511	(154)	106,043	(1,619)	1,321,488
Net cash flow and investment component	193,895	(47)	(429,456)	—	(108,084)	—	(343,692)
Premiums received	974,312	—	—	—	—	—	974,312
Claims and other expenses paid	—	—	(996,755)	—	(108,084)	—	(1,104,839)
Insurance acquisition cash flows	(213,118)	(47)	—	—	—	—	(213,165)
Investment component	(567,299)	—	567,299	—	—	—	—
Balance as of December 31, 2023	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641

(*) Comprises the variation in market interest rate. In 2023, the rates for pension business in US Dollars presented a decrease from 6.472 percent in 2022 to 6.409 percent in 2023; whereas for pension business in soles presented a decrease from 8.139 percent in 2022 to 6.962 percent in 2023; and for pension business in soles VAC presented a decrease, from 4.765 percent in 2022 to 3.722 percent in 2023.

(c) Following is the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit of insurance contracts issued:

	30.06.2024				31.12.2023
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,072,275	302,764	742,870	12,117,909	10,256,194	277,973	599,799	11,133,966
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(46,836)	(46,836)	—	—	(80,622)	(80,622)
Risk adjustment recognized for the risk expired	—	(1,042)	—	(1,042)	—	(306)	—	(306)
Experience adjustments	(9,953)	—	—	(9,953)	(114,952)	—	—	(114,952)
Changes that relate to future services
Contracts initially recognized in the period	(121,500)	5,191	128,656	12,347	(249,907)	9,441	289,323	48,857
Changes in estimates that adjust the contractual service margin	13,376	(5,042)	(8,335)	(1)	98,096	609	(98,705)	—
Changes in estimates that do not adjust the contractual service margin	79,503	(37,071)	—	42,432	70,637	17,930	—	88,567
Changes that relate to past services
Adjustments to liabilities for incurred claims	(8,396)	—	—	(8,396)	2,866	—	—	2,866
Insurance service result	(46,970)	(37,964)	73,485	(11,449)	(193,260)	27,674	109,996	(55,590)

Insurance financial expenses	(92,602)	—	21,473	(71,129)	1,471,337	111	37,712	1,509,160
Insurance financial result	300,798	—	21,473	322,271	515,706	111	37,712	553,529
Interest rate effect	(393,400)	—	—	(393,400)	955,631	—	—	955,631

Effect of movements in Exchange rates	122,053	2,870	3,995	128,918	(111,021)	(2,994)	(4,637)	(118,652)
Total changes in the statement of income and other comprehensive income	(17,519)	(35,094)	98,953	46,340	1,167,056	24,791	143,071	1,334,918
Cash flows	(164,368)	—	—	(164,368)	(350,975)	—	—	(350,975)
Premiums received	402,026	—	—	402,026	749,090	—	—	749,090
Claims and other expenses paid	(518,504)	—	—	(518,504)	(1,008,640)	—	—	(1,008,640)
Insurance acquisition cash flows	(47,890)	—	—	(47,890)	(91,425)	—	—	(91,425)
Balances	10,890,388	267,670	841,823	11,999,881	11,072,275	302,764	742,870	12,117,909

(*) Balance does not include premium allocation approach (PPA) movement of liability for remaining coverage (LRC) and liability for incurred claims (LIC), amounting to S/77,096,000 and S/87,732,000 as of June 30, 2024 and December 31, 2023, respectively.

(d) Following is the CSM composition for insurance contract portfolios for the periods as of June 30, 2024 and December 31, 2023:

	30.06.2024	31.12.2023
	Total Contracts using the fair value approach	Total Contracts using the fair value approach
	S/(000)	S/(000)
Contractual Service Margin as of January 1	742,870	599,799
Changes that relate to current services
Contractual service margin recognized for services provided	(46,836)	(80,622)
Changes that relate to future services
Contracts initially recognized in the period	128,656	289,323
Changes in estimates that adjust the contractual service margin	(8,335)	(98,705)
Insurance service result	73,485	109,996
Insurance financial expenses	21,473	37,712
Effect of movements in exchange difference	3,995	(4,637)
Total changes in the statement of income	98,953	143,071
Other movements	—	—
Balance	841,823	742,870

(e) Reconciliation of the amount included in net unrealized income for insurance premium reserves. The composition in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	744,116	1,714,334
Gain (loss) recognized in other comprehensive income in the period	393,400	(955,631)
Rate effect of “Renta Particular” contract (*)	1,330	(14,587)
Others	(1,450)	—
Cumulative other comprehensive income, closing balance	1,137,396	744,116

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 8.

13. Equity, net

(a) Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of June 30, 2024 and December 31, 2023, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on April 1, 2024, agreed to distribute dividends charged to profits for the year 2023 for approximately US$115,443,000 (equivalent to approximately S/427,369,000); equivalent to US$1.00 per share, which were paid on April 29, 2024.

The General Shareholders’ Meeting of IFS held on March 31, 2023, agreed to distribute dividends charged to profits for the year 2022 for approximately US$136,222,000 (equivalent to approximately S/511,788,000); equivalent to US$1.18 per share, which were paid on May 8, 2023.

(b) Treasury stock -

As of June 30, 2024 and December 31, 2023, the Company and some Subsidiaries hold 969,000 and 967,000 shares issued by IFS, with an acquisition cost equivalent to S/84,478,000 and S/84,309,000, respectively.

On March 31, 2023, the General Shareholders of IFS approved the Share Repurchase Program for an amount of up to US$100 million of common shares, which may be carried out simultaneously on the Lima Stock Exchange – BVL and New York Stock Exchange – NYSE, on one or more dates at market value. The program is expected to continue until terminated by the Board of Directors.

Within the framework of this Program, as of the date of this report, Interbank has purchased 938,371 shares, at market values, for the approximate sum of US$21,952,000 (approximately equivalent to S/81,021,000).

Additionally, Interfondos has acquired 2,000 shares, to market value, for an approximate amount of US$45,000 (approximately equivalent to S/169,000).

On March 29, 2023, Interfondos sold 750 shares for an approximate amount of S/75,000.

(c) Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d) Shareholders’ equity for legal purposes (regulatory capital) -

IFS has no obligation to maintain a minimum capital. As of June 30, 2024 and December 31, 2023, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each subsidiary following the accounting standards of their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

14. Tax situation

(a) IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), and are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

(b) Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense, as of June 30, 2024 and 2023, the Company has recorded a provision for S/11,652,000 and S/23,497,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c) IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of June 30, 2024 and December 31, 2023, was 29.5 percent, over the taxable income.

(d) The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to inspection by the SUNAT as of June 30, 2024:

- Interbank: Income Tax returns for the years 2020 to 2023, and Value-Added-Tax returns for the years 2019 to 2024.

- Interseguro: Income Tax returns for the years 2019, 2021 ,2022 and 2023, and Value-Added-Tax returns for the years 2019 to 2024.

- Procesos de Medios de Pago: Income Tax returns for the years 2019 to 2023, and Value-Added-Tax returns for the years 2019 to 2024.

- Izipay: Income Tax returns for the years 2019 to 2023, and Value-Added-Tax returns for the years 2019 to 2024.

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews carried out will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

Following is the description of the main ongoing tax procedures and processes for the main Subsidiaries:

Interbank:

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started. The most relevant matter subject to discrepancy with

SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. The tax periods under review and related to the aforementioned discrepancy are detailed below:

- Regarding the income tax for the period 2003, Interbank has presented various appeals on the tax debt contained in the Resolution of Penalty N° 012-002-0011622, thus reducing said penalty from S/69,000,000 to S/25,000,000. In March 2024, the Tax Court decided to revoke the update of the debt contained in said Resolution. In May 2024, SUNAT notified Interbank of Resolution of Intendence N° 4070150000495, which intended to have fulfilled what the Tax Court ordered. In June 2024, Interbank filed the respective Appeal Recourse against said Resolution of Intendence, which is pending resolution by the Tax Court.

Regarding the advance payments of the income tax for the period 2003, in January 2023, Interbank was notified with a Compliance Resolution that rectified and reduced the tax debt to zero.

- Regarding the advance payments of the income tax for the period 2004, in April 2023, the Tax Administration rectified, through a Resolution, the determination of said payments. In this regard Interbank filed the respective Appeal Recourse and in August 2023, through a Cassation Ruling, Interbank received a favorable result.

- Regarding the income tax and the advance payments of the income tax for the period 2005, in May 2020, the Tax Administration, through a Resolution, increased the tax debt linked to the suspension of interest compensation from S/1,000,000 to S/35,000,000. In April 2024, the Tax Court ruled to revoke said Resolution, referred to the application of the tax credit from the ITAN regarding down payments. To date, Interbank is awaiting the Resolution of Compliance.

- Regarding the income tax and the advance payments of the income tax for the period 2006, in February 2021, the Tax Administration, through a Resolution, rejected an excess payment of S/3,500,000 related to litigations about interests in suspense and determined a tax debt of S/23,000,000. In December 2022, the Tax Court revoked the objection for suspended interest, coefficient of payments on account and fines. To date, Interbank is awaiting the Compliance Resolution.

As of June 30, 2024 the tax liability requested for the periods 2000 to 2006 for the interest in suspense and other minor contingencies, amounts to approximately S/120,000,000 which includes the tax, fines and interest arrears, out of which S/86,000,000 corresponded to interest in suspense and S/34,000,000 corresponded to other repairs (as of December 31, 2023, the tax liability amounted to S/124,000,000 and includes taxes, fines, and interest arrears, out of which S/59,000,000 corresponded to interest in suspense and S/65,000,000 corresponded to other repairs).

Regarding the income tax for the period 2010, in 2017, SUNAT closed the audit procedure. Interbank paid the debt under protest and filed a claim recourse. As of today, the procedure has been appealed and it is pending resolution by the Tax Court.

Regarding the income tax for the period 2012, in 2020, Interbank received several Tax Determination and Tax Penalty notices. As of June 30, 2024 and December 31, 2023, the tax debt claimed by the SUNAT with respect to income tax amounted to S/14,500,000 and S/14,400,000, respectively. In this regard, Interbank filed diverse Appeal Recourses. SUNAT rejected all these recourses. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

Regarding the income tax for the period 2013, in 2019, Interbank was notified with Determination Resolutions being the main concept observed, the deduction of loan write-offs without proof by the SBS in the income tax return. During 2021, Interbank was notified with a Tax Court Resolution, which confirms, revokes and orders to resettle the aforementioned concepts. Therefore, Interbank challenged said Resolution before the Judiciary. At the end of 2022, the Tax Court reconfirmed its ruling in the aforementioned Resolution and through Resolution of Coactive Collection demanded the payment of the debt for approximately S/62,000,000, which was paid by Interbank on February 2, 2023; however, the process continues in the Judiciary instance. Interbank recorded this payment as account receivable from SUNAT, that was recorded as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

Regarding the income tax for the periods 2014 and 2015, in 2019, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax of both periods. During 2021 and 2022, Interbank filed diverse Appeal Recourses. SUNAT rejected all these recourses. As of June 30, 2024 and December 31, 2023, the tax debt requested in relation to the Income Tax advance payments for the period 2015 amounted to S/14,700,000 and S/14,600,000, respectively and for the application of the additional Income Tax rate of 4.1 percent, amounted to S/178,000 and S/177,000, respectively.

Regarding the income tax and the advance payments of the income tax for the period 2017, in December 2021, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax and Income Tax advance payments. In this regard, without additional amounts to pay related to Income Tax; however, in November 2022, Interbank filed a claim recourse on other minor concepts, observed by the SUNAT. In June 2023, Interbank was notified with a Resolution that declared the claim recourse unfounded. In July 2023, Interbank filed the respective Appeal, which is pending of pronouncement by the Tax Court.

Regarding the non-domiciled income tax withholdings for the period 2018, in April 2019, SUNAT notified the start of the final audit process for non-domiciled income tax withholdings.

In November 2023, SUNAT notified Interbank the beginning of the inspection process for Income Tax and advance payments of income tax for the period 2018 and resolutions of Penalty issued regarding an alleged infringement of Article 178.1 of the Tax Code for the tax and period indicated. As of June 30, 2024 and December 31, 2023, the tax debt claimed by SUNAT amounts to S/76,000,000 and S/74,000,000, respectively. In December 2023, the respective claim recourse was filed. To date, said recourse is pending resolution by SUNAT.

Interseguro:

In October 2023, SUNAT completed the fiscalization procedure regarding the Income Tax corresponding to the year 2020, without additional observations.

Izipay:

As of June 30, 2024 and December 31, 2023, Izipay maintains carryforward tax losses amounting to S/75,084,422 and S/71,324,559, respectively. In application of current tax regulations, Management opted for system “B” to offset its tax losses. In application of this system, the tax loss can be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS management, its Subsidiaries and its legal advisers, any eventual additional tax would not be significant for the financial statements as of June 30, 2024 and December 31, 2023.

(e) IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the six-month ended as of June 30,

	2024	2023
	S/(000)	S/(000)
Current – Expense	1,470	178,669
Current – Dividend expense	11,652	23,497
Deferred – Expense	79,849	5,294
	92,971	207,460

15. Interest income and expenses, and similar accounts

(a)
This caption is comprised of the following:

	30.06.2024	30.06.2023
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	2,579,637	2,621,127
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	3,083	(56,753)
Interest on investments at fair value through other comprehensive income	632,451	600,487
Interest on due from banks and inter-bank funds	188,429	190,325
Interest on investments at amortized cost	101,087	82,715
Dividends on financial instruments	25,679	22,192
Others	6,943	6,285
Total	3,537,309	3,466,378
Interest and similar expenses
Interest and fees on deposits and obligations	(790,059)	(790,358)
Interest and fees on obligations with financial institutions	(249,108)	(209,307)
Interest on bonds, notes and other obligations	(163,683)	(157,700)
Deposit insurance fund fees	(41,468)	(40,197)
Interest on lease payments	(3,504)	(2,793)
Others	(42,500)	(29,249)
Total	(1,290,322)	(1,229,604)

16. Fee income from financial services, net

(a)
This caption is comprised of the following:

	30.06.2024	30.06.2023
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	360,990	368,732
Income from services (acquirer and issuer role) (b)	355,682	359,104
Banking service fees	99,275	107,018
Brokerage and custody services	4,216	2,569
Others	15,849	19,322

Performance obligations over time:
Funds management	74,904	69,817
Contingent loans fees	33,694	33,272
Collection services	27,267	32,614
Others	10,107	17,589
Total	981,984	1,010,037
Expenses
Expenses for services (acquirer and issuer role) (b)	(163,916)	(163,825)
Credit cards	(100,106)	(96,026)
Commissions Mastercard - Visa	(49,518)	(38,800)
Credit life insurance premiums	(36,050)	(37,798)
Local banks fees	(31,985)	(29,589)
Foreign banks fees	(12,402)	(12,648)
Others	(40,043)	(31,110)
Total	(434,020)	(409,796)
Net	547,964	600,241

(b) Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay.

17. Other income and (expenses)

(a)
This caption is comprised of the following:

	30.06.2024	30.06.2023
	S/(000)	S/(000)
Other income
Maintenance, installation and sale of POS equipment	11,850	12,891
Services rendered to third parties	4,294	3,562
Income from ATM rentals	2,697	2,815
Other technical income from insurance operations	2,044	6,522
Gain from sale of written-off-loans	1,012	271
Profit from sale of property, furniture and equipment (b)	865	15,300
Others	26,751	43,281
Total other income	49,513	84,642
Other expenses
Commissions from insurance activities	(24,948)	(32,079)
Provision for sundry risk	(8,097)	(4,243)
Administrative and tax penalties	(7,160)	(4,429)
Sundry technical insurance expenses	(6,856)	(5,814)
Provision for accounts receivable	(5,639)	(2,760)
Expenses related to rental income	(5,103)	(2,962)
Donations	(2,263)	(2,218)
Cost of sale of POS equipment	(1,177)	(8,068)
Others	(24,706)	(39,556)
Total other expenses	(85,949)	(102,129)
(b)
As of June 30, 2024, corresponds to the sale of a property made by Interbank to third parties for US$480,000 (approximately equivalent to S/1,800,000), with a net disposal cost of S/935,000. As of June 30, 2023, corresponds to the sale of a property made by Interbank to third parties for US$8,552,000 (approximately equivalent to S/32,667,000), with a net disposal cost of S/17,367,000.

18. Result from insurance activities, before expenses

(a) This caption is comprised of the following:

	30.06.2024				30.06.2023
	Massive	Pensions	Life	Total	Massive	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	31,299	1,800	13,737	46,836	23,364	1,718	13,725	38,807
Change in Risk adjustment for non-financial risk	1,175	(216)	(635)	324	703	325	(969)	59
Insurance service expenses and expected claims incurred	33,626	139,877	34,362	207,865	33,887	135,390	29,494	198,771
Recovery of cash for insurance acquisition	2,289	230	4,471	6,990	1,352	110	2,704	4,166

Contracts measured under PAA:
Premiums assigned to the period	111,169	—	1,996	113,165	107,639	—	2,551	110,190
	179,558	141,691	53,931	375,180	166,945	137,543	47,505	351,993

Insurance service expenses -
Claims incurred expenses and other expenses	(42,100)	(405,583)	(63,893)	(511,576)	(58,213)	(396,966)	(46,248)	(501,427)
Onerous contract losses and loss reversion	5,471	(30,486)	4,512	(20,503)	1,939	(21,007)	24,832	5,764
Amortization of insurance acquisition cash flows	(58,291)	(230)	(4,471)	(62,992)	(59,093)	(110)	(2,704)	(61,907)
Changes to liabilities for incurred claims	(36,452)	241,882	29,486	234,916	(28,899)	236,692	(1,310)	206,483
	(131,372)	(194,417)	(34,366)	(360,155)	(144,266)	(181,391)	(25,430)	(351,087)
Insurance service results	48,186	(52,726)	19,565	15,025	22,679	(43,848)	22,075	906
Reinsurance income	—	—	—	(5,851)	—	—	—	(4,817)
Financial result of insurance operations (b)	—	(277,221)	(16,434)	(293,655)	—	(273,912)	(16,266)	(290,178)
Result from insurance activities (**)	48,186	(329,947)	3,131	(284,481)	22,679	(317,760)	5,809	(294,089)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/182,990,000 and S/168,581,000 as of June 30, 2024 and 2023, respectively.

(b) The composition of the financial result of insurance operations, is as follows:

	30.06.2024			30.06.2023
	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	(1,015)	(1,015)	—	(10,176)	(10,176)
Interest credited	(277,271)	(15,826)	(293,097)	(266,359)	(7,397)	(273,756)
Changes in interest rate and other financial hypotheses	49	604	653	(7,358)	1,715	(5,643)
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	136	136	3	(270)	(267)
	(277,222)	(16,101)	(293,323)	(273,714)	(16,128)	(289,842)

Financial income from insurance contracts -
Interest credited	—	(16)	(16)	(197)	(204)	(401)
Effect of changes in interest rates and other financial hypotheses	—	(372)	(372)	—	9	9
Exchange differences	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	56	56	—	56	56
	—	(332)	(332)	(197)	(139)	(336)
Result from insurance activities	(277,222)	(16,433)	(293,655)	(273,911)	(16,267)	(290,178)

19. Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2023
Balance as of January 1st	115,418	115,418	180	115,418
Sale of treasury stock	1	1	34	0
Purchase of treasury stock	(326)	(326)	7	(12)
Balance as of June 30	115,093	115,093		115,406
Net earnings attributable to IFS’s shareholders S/(000)				594,058
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				5.148
Period 2024
Balance as of January 1st	114,480	114,480	180	114,480
Purchase of treasury stock	(2)	(2)	11	(0)
Balance as of June 30	114,478	114,478		114,480
Net earnings attributable to IFS’s shareholders S/(000)				424,667
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				3.710

20. Transactions with related parties and affiliated entities

(a) The table below presents the main transactions with related parties and affiliated entities as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	606	1,165
Investments at fair value through other comprehensive income	71,123	64,229
Loans, net (b)	1,687,229	1,686,288
Accounts receivable	88,761	87,902
Other assets	9,310	21,260
Liabilities
Deposits and obligations	911,688	1,066,505
Other liabilities	185,713	221,460
Off-balance sheet accounts
Indirect loans (b)	61,532	76,652

	30.06.2024	30.06.2023
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	59,003	43,115
Rental income	14,313	12,917
Valuation of financial derivative instruments	—	75
Interest and similar expenses	(16,805)	(17,133)
Administrative expenses	(20,545)	(18,999)
Loss on sale of investment property	(3,176)	—
Others, net	30,660	31,303

(b) As of June 30, 2024 and December 31, 2023, the detail of loans is the following:

	30.06.2024			31.12.2023
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,394,809	3,231	1,398,040	1,389,463	3,557	1,393,020
Associates	292,420	58,301	350,721	296,825	73,095	369,920
	1,687,229	61,532	1,748,761	1,686,288	76,652	1,762,940

(c) As of June 30, 2024 and December 31, 2023, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of June 30, 2024 and December 31, 2023, direct loans to employees, directors and executives amounted to S/212,506,000 and S/209,671,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d) The Group’s key personnel basic remuneration for the six-month periods ended June 30, 2024 and 2023, is presented below:

	30.06.2024	30.06.2023
	S/(000)	S/(000)
Salaries	18,835	16,704
Board of Directors’ compensations	1,985	1,874
Total	20,820	18,578

(e) As of June 30, 2024 and December 31, 2023, the Group holds participation in different mutual funds that are managed by Interfondos, which are classified as investments at fair value through profit or loss and amount to S/5,906,000 and S/7,358,000, respectively.

(f) In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

21. Business segments

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

As of December 31, 2023, the Company presented four operating segments: Banking, Insurance, Wealth Management and Payments. During the period 2024, the Company performed an assessment on the reportable segments, considering among other criteria; the relevance to the Group's consolidated income, profits and assets, concluding that the Payments segment would not be deemed as a reportable segment henceforth. It is worth to mention that said conclusion is aligned with the quantitative thresholds established by IFRS 8 “Operating Segments”, according to which, the segment Payments does not surpass the following thresholds:

- At the revenues level: Payments segment’s revenues do not represent 10 percent or more of the combined revenues of all operating segments.

- At the profit or loss level: Payments segment’s absolute amount of profit or loss is not equal or greater than 10 percent of the amount greater between: (i) the combined reported profit of all operating segments that did not report a loss, and (ii) the combined reported loss of all operating segments that reported a loss.

- At the assets level: Payments segment’s assets are not 10 per cent or more of the combined assets of all operating segments.

As result of the explained above, the Group presents three operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The following table presents the Group’s financial information by business segments for the six-month periods ended June 30, 2024 and 2023:

	30.06.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and consolidation adjustments (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	2,994,774	444,676	92,301	5,558	3,537,309
Interest and similar expenses	(1,155,595)	(78,757)	(54,769)	(1,201)	(1,290,322)
Net interest and similar income	1,839,179	365,919	37,532	4,357	2,246,987
Loss on loans	(1,022,794)	—	(459)	—	(1,023,253)
Loss due to impairment of financial investments	(1,062)	(32,829)	(2)	(44)	(33,937)
Net interest and similar income after impairment loss on loans	815,323	333,090	37,071	4,313	1,189,797
Fee income from financial services, net	370,932	(5,087)	80,716	101,403	547,964
Net gain (loss) on sale of financial investments	8,241	(6,516)	(2,554)	—	(829)
Other income	238,860	61,696	(4,602)	28,849	324,803
Result from insurance activities, before expenses	—	(101,470)	—	(21)	(101,491)
Depreciation and amortization	(150,600)	(10,925)	(4,417)	(42,263)	(208,205)
Other expenses	(851,708)	(189,681)	(68,631)	(91,106)	(1,201,126)
Income before translation result and Income Tax	431,048	81,107	37,583	1,175	550,913
Exchange difference	865	(22,389)	(5)	(9,088)	(30,617)
Income Tax	(70,872)	—	(5,271)	(16,828)	(92,971)
Net profit (loss) for the period	361,041	58,718	32,307	(24,741)	427,325
Attributable to:
IFS’s shareholders	361,041	58,718	32,307	(27,399)	424,667
Non-controlling interest	—	—	—	2,658	2,658
	361,041	58,718	32,307	(24,741)	427,325

(*) Corresponds to holding expenses and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	30.06.2023
	Banking	Insurance	Wealth management	Holding, other subsidiaries and consolidation adjustments (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	2,929,093	442,191	91,392	3,702	3,466,378
Interest and similar expenses	(1,117,437)	(65,385)	(44,537)	(2,245)	(1,229,604)
Net interest and similar income	1,811,656	376,806	46,855	1,457	2,236,774
(Loss) recovery on loans	(784,564)	—	127	—	(784,437)
(Loss) recovery due to impairment of financial investments	299	(12,050)	(308)	(4)	(12,063)
Net interest and similar income after impairment loss on loans	1,027,391	364,756	46,674	1,453	1,440,274
Fee income from financial services, net	415,056	(7,383)	74,182	118,386	600,241
Net gain on sale of financial investments	93	2,497	428	—	3,018
Other income	253,193	34,237	(18,082)	(44,243)	225,105
Result from insurance activities, before expenses	—	(125,502)	—	(6)	(125,508)
Depreciation and amortization	(133,012)	(9,980)	(7,488)	(33,160)	(183,640)
Other expenses	(851,102)	(177,313)	(65,129)	(93,255)	(1,186,799)
Income (loss) before translation result and Income Tax	711,619	81,312	30,585	(50,825)	772,691
Exchange difference	(16,929)	37,835	98	11,725	32,729
Income Tax	(170,101)	—	(1,361)	(35,998)	(207,460)
Net profit (loss) for the period	524,589	119,147	29,322	(75,098)	597,960
Attributable to:
IFS’s shareholders	524,589	119,147	29,322	(79,000)	594,058
Non-controlling interest	—	—	—	3,902	3,902
	524,589	119,147	29,322	(75,098)	597,960

(*) Corresponds to holding expenses and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	30.06.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and consolidation adjustments (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	118,589	41,247	3,036	26,430	189,302
Total assets	72,309,012	15,765,173	4,376,540	1,535,666	93,986,391
Total liabilities	64,239,393	15,278,794	3,431,031	831,695	83,780,913

	31.12.2023
	Banking	Insurance	Wealth management	Holding, other subsidiaries and consolidation adjustments (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	327,513	21,184	6,430	89,809	444,936
Total assets	68,437,614	15,225,254	4,374,266	1,587,645	89,624,779
Total liabilities	60,380,895	14,787,105	3,453,408	995,270	79,616,678

(*) Corresponds to holding expenses and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets for the semester ended June 30, 2024, is S/5,076,421,000 in Peru and S/142,026,000 in Panama (for the semester ended June 30, 2023, was S/4,930,814,000 in Peru and S/125,717,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of June 30, 2024 is S/89,729,157,000 in Peru and S/4,257,234,000 in Panama (for the year ended December 31, 2023, was S/85,387,995,000 in Peru and S/4,236,784,000 in Panama).

22. Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of June 30, 2024 and December 31, 2023, are presented below.

	As of June 30, 2024
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	10,313,348	10,313,348
Inter-bank funds	—	—	—	100,047	100,047
Financial investments	1,624,038	21,672,069	430,446	4,034,044	27,760,597
Loans, net	—	—	—	48,065,679	48,065,679
Due from customers on acceptances	—	—	—	4,608	4,608
Other accounts receivable and other assets, net	219,918	—	—	2,692,150	2,912,068
Reinsurance contracts assets	—	—	—	24,775	24,775
	1,843,956	21,672,069	430,446	65,234,651	89,181,122
Financial liabilities
Deposits and obligations	—	—	—	51,526,389	51,526,389
Inter-bank funds	—	—	—	566,281	566,281
Due to banks and correspondents	—	—	—	8,545,515	8,545,515
Bonds, notes and other obligations	—	—	—	5,789,658	5,789,658
Due from customers on acceptances	—	—	—	4,608	4,608
Insurance and reinsurance contract liabilities	—	—	—	12,080,906	12,080,906
Other accounts payable, provisions and other liabilities	140,684	—	—	4,808,378	4,949,062
	140,684	—	—	83,321,735	83,462,419

	As of December 31, 2023
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	9,818,711	9,818,711
Inter-bank funds	—	—	—	524,915	524,915
Financial investments	1,556,540	21,246,569	444,878	3,474,004	26,721,991
Loans, net	—	—	—	46,520,382	46,520,382
Due from customers on acceptances	—	—	—	40,565	40,565
Other accounts receivable and other assets, net	158,101	—	—	1,246,480	1,404,581
Reinsurance contracts assets	—	—	—	26,287	26,287
	1,714,641	21,246,569	444,878	61,651,344	85,057,432
Financial liabilities
Deposits and obligations	—	—	—	49,188,234	49,188,234
Inter-bank funds	—	—	—	119,712	119,712
Due to banks and correspondents	—	—	—	9,025,930	9,025,930
Bonds, notes and other obligations	—	—	—	5,551,629	5,551,629
Due from customers on acceptances	—	—	—	40,565	40,565
Insurance and reinsurance contract liabilities	—	—	—	12,207,536	12,207,536
Other accounts payable, provisions and other liabilities	145,395	—	—	3,056,196	3,201,591
	145,395	—	—	79,189,802	79,335,197

23. Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 29 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a) Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 29.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, as consequence of the political, economic and social context that arose during the year 2022, see note 1(b), and the high uncertainty of the intensity of the El Niño event in the year 2023, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2023 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b) Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

- Are offset in the statement of financial position of the Group; or

- Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the

Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2024 and December 31, 2023, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2024
Derivatives, Note 8(b)	219,918	—	219,918	(58,292)	(48,730)	112,896
Total	219,918	—	219,918	(58,292)	(48,730)	112,896
As of December 31, 2023
Derivatives, Note 8(b)	158,101	—	158,101	(65,099)	(9,755)	83,247
Total	158,101	—	158,101	(65,099)	(9,755)	83,247

(b.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2024 and December 31, 2023, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2024
Derivatives, Note 8(b)	140,684	—	140,684	(58,292)	(44,201)	38,191
Total	140,684	—	140,684	(58,292)	(44,201)	38,191
As of December 31, 2023
Derivatives, Note 8(b)	145,395	—	145,395	(65,099)	(24,725)	55,571
Total	145,395	—	145,395	(65,099)	(24,725)	55,571

(c) Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of June 30, 2024, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.827 per US$1 bid and S/3.837 per US$1 ask (S/3.705 and S/3.713 as of December 31, 2023, respectively). As of June 30, 2024, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.831 per US$1 (S/3.709 as of December 31, 2023).

The table below presents the detail of the Group’s position:

	As of June 30, 2024
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	6,858,200	3,095,401	359,747	10,313,348
Inter-bank funds	—	100,047	—	100,047
Financial investments	7,552,442	20,166,285	41,870	27,760,597
Loans, net	14,130,557	33,935,122	—	48,065,679
Due from customers on acceptances	4,608	—	—	4,608
Other accounts receivable and other assets, net	372,834	2,539,189	45	2,912,068
Reinsurance contract assets	1,694	23,081	—	24,775
	28,920,335	59,859,125	401,662	89,181,122
Liabilities
Deposits and obligations	19,150,270	31,866,916	509,203	51,526,389
Inter-bank funds	26,829	539,452	—	566,281
Due to banks and correspondents	2,231,981	6,313,534	—	8,545,515
Bonds, notes and other obligations	5,284,415	505,243	—	5,789,658
Due from customers on acceptances	4,608	—	—	4,608
Insurance and reinsurance contract liabilities	4,204,707	7,876,199	—	12,080,906
Other accounts payable, provisions and other liabilities	1,418,626	3,527,409	3,027	4,949,062
	32,321,436	50,628,753	512,230	83,462,419
Forwards position, net	(1,500,440)	1,353,521	146,919	—
Currency swaps position, net	2,542,038	(2,542,038)	—	—
Cross currency swaps position, net	2,261,430	(2,261,430)	—	—
Options position, net	(118)	118	—	—
Monetary position, net	(98,191)	5,780,543	36,351	5,718,703

	As of December 31, 2023
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	6,745,220	2,710,275	363,216	9,818,711
Inter-bank funds	55,660	469,255	—	524,915
Financial investments	7,090,138	19,569,726	62,127	26,721,991
Loans, net	14,131,543	32,388,839	—	46,520,382
Due from customers on acceptances	40,565	—	—	40,565
Other accounts receivable and other assets, net	242,935	1,161,624	22	1,404,581
Reinsurance contract assets	166	26,121	—	26,287
	28,306,227	56,325,840	425,365	85,057,432
Liabilities
Deposits and obligations	18,277,393	30,420,832	490,009	49,188,234
Inter-bank funds	63,081	56,631	—	119,712
Due to banks and correspondents	2,342,325	6,683,605	—	9,025,930
Bonds, notes and other obligations	5,049,942	501,687	—	5,551,629
Due from customers on acceptances	40,565	—	—	40,565
Insurance and reinsurance contract liabilities	3,997,075	8,210,461	—	12,207,536
Other accounts payable, provisions and other liabilities	1,272,832	1,928,716	43	3,201,591
	31,043,213	47,801,932	490,052	79,335,197
Forwards position, net	(631,449)	505,661	125,788	—
Currency swaps position, net	951,864	(951,864)	—	—
Cross currency swaps position, net	2,430,155	(2,430,155)	—	—
Options position, net	(51)	51	—	—
Monetary position, net	13,533	5,647,601	61,101	5,722,235

As of June 30, 2024, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$758,438,000, equivalent to S/2,905,576,000 (US$741,882,000, equivalent to S/2,751,640,000 as of December 31, 2023).

24. Fair value

(a) Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of June 30, 2024
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	419,494	234,621	969,923	1,624,038
Debt instruments measured at fair value through other comprehensive income	12,728,133	8,606,438	—	21,334,571
Equity instruments measured at fair value through other comprehensive income	380,778	11,357	38,311	430,446
Derivatives receivable	—	219,918	—	219,918
	13,528,405	9,072,334	1,008,234	23,608,973
Accrued interest				337,498
Total financial assets				23,946,471
Financial liabilities
Derivatives payable	—	140,684	—	140,684

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	329,609	344,155	882,776	1,556,540
Debt instruments measured at fair value through other comprehensive income	11,779,535	9,132,649	—	20,912,184
Equity instruments measured at fair value through other comprehensive income	397,247	10,541	37,090	444,878
Derivatives receivable	—	158,101	—	158,101
	12,506,391	9,645,446	919,866	23,071,703
Accrued interest				334,385
Total financial assets				23,406,088
Financial liabilities
Derivatives payable	—	145,395	—	145,395

(*) As of June 30, 2024 and December 31, 2023, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During 2024, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/40,070,000. During 2024 and 2023, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Initial balance as of January 1	919,866	977,835
Purchases	57,578	85,777
Sales	(28,635)	(35,625)
Gain (loss) recognized on the consolidated statement of income	59,425	(108,121)
Ending balance	1,008,234	919,866

(b) Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of June 30, 2024					As of December 31, 2023
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	10,313,348	—	10,313,348	10,313,348	—	9,818,711	—	9,818,711	9,818,711
Inter-bank funds	—	100,047	—	100,047	100,047	—	524,915	—	524,915	524,915
Investments at amortized cost	3,636,254	260,962	—	3,897,216	4,034,044	3,277,672	80,042	—	3,357,714	3,474,004
Loans, net	—	46,686,152	—	46,686,152	48,065,679	—	44,737,995	—	44,737,995	46,520,382
Due from customers on acceptances	—	4,608	—	4,608	4,608	—	40,565	—	40,565	40,565
Other accounts receivable and other assets, net	—	2,692,150	—	2,692,150	2,692,150	—	1,246,480	—	1,246,480	1,246,480
Reinsurance contract assets	—	24,775	—	24,775	24,775	—	26,287	—	26,287	26,287
Total	3,636,254	60,082,042	—	63,718,296	65,234,651	3,277,672	56,474,995	—	59,752,667	61,651,344
Liabilities
Deposits and obligations	—	51,441,714	—	51,441,714	51,526,389	—	49,394,868	—	49,394,868	49,188,234
Inter-bank funds	—	566,281	—	566,281	566,281	—	119,712	—	119,712	119,712
Due to banks and correspondents	—	8,640,194	—	8,640,194	8,545,515	—	9,028,209	—	9,028,209	9,025,930
Bonds, notes and other obligations	4,860,879	765,392	—	5,626,271	5,789,658	4,587,631	708,643	—	5,296,274	5,551,629
Due from customers on acceptances	—	4,608	—	4,608	4,608	—	40,565	—	40,565	40,565
Insurance and reinsurance contract liabilities	—	12,080,906	—	12,080,906	12,080,906	—	12,207,536	—	12,207,536	12,207,536
Other accounts payable and other liabilities	—	4,808,378	—	4,808,378	4,808,378	—	3,056,196	—	3,056,196	3,056,196
Total	4,860,879	78,307,473	—	83,168,352	83,321,735	4,587,631	74,555,729	—	79,143,360	79,189,802

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i) Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of June 30, 2024 and December 31, 2023, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii) Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii) Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25. Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements.

Following is the value of the managed off-balance sheet financial assets as of June 30, 2024 and December 31, 2023:

	30.06.2024	31.12.2023
	S/(000)	S/(000)
Investment funds	19,264,973	17,829,262
Mutual funds	6,850,799	5,352,241
Total	26,115,772	23,181,503